UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarter ended September 30, 2008

Commission File Number: 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file Annual Reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we," "us," "our," "Infosys" or the "Company" shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian Rupees to U.S. dollars effected on or after April 1, 2008 are based on the fixing rate in the City of Mumbai on September 30, 2008 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI, which was Rs. 46.97 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

TABLE OF CONTENTS
Part I - Financial Information
Item 1. Financial Statements

Unaudited Consolidated Balance Sheets
Unaudited Consolidated Income Statements
Unaudited Consolidated Statements of Changes in Equity
Unaudited Consolidated Cash Flow Statements
Notes to the Unaudited Consolidated Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Item 3. Quantitative and Qualitative Disclosure about Market Risk Item 4. Controls and Procedures
Part II - Other Information

Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
Item 3. Default upon Senior Securities
Item 4. Submission of Matters to a Vote of Security Holders
Item 5. Other Information
Item 6. Exhibits

SIGNATURES EXHIBIT INDEX EXHIBIT 99.1 EXHIBIT 99.2 EXHIBIT 31.1 EXHIBIT 32.1

Part I - Financial Information

Item I. Financial Statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of

(Dollars in millions except share data)
	Note	September 30, 2008	March 31, 2008
ASSETS
Current assets
Cash and cash equivalents	2.4	$1,886	$2,058
Available-for-sale financial assets		-	18
Trade receivables		753	824
Unbilled revenue		173	120
Prepayments and other assets	2.6	78	107
Total current assets		2,890	3,127
Non-current assets
Property, plant and equipment	2.7	949	1,022
Goodwill	2.8	147	174
Intangible assets	2.8	11	11
Deferred income tax assets	2.19	93	73
Income tax assets		32	55
Other non-current assets	2.6	47	45
Total non-current assets		1,279	1,380
Total assets		$4,169	$4,507
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$5	$12
Derivative financial instruments	2.9	78	29
Current income tax liabilities		112	101
Client deposits		6	1
Unearned revenue		84	71
Employee benefit obligations	2.10	13	35
Provisions	2.11	12	13
Other current liabilities	2.12	274	300
Total current liabilities		584	562
Non-current liabilities
Non-current liabilities	2.10	47	29
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 572,499,855 and 571,995,758 as of September 30, 2008 and March 31, 2008, respectively		64	64
Share premium		663	655
Retained earnings		3,100	2,896
Other components of equity		(289)	301
Total equity		3,538	3,916
Total liabilities and equity		$4,169	$4,507
The accompanying notes form an integral part of the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Income Statements

(Dollars in millions except share data)
	Note	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
		2008	2007	2008	2007	2008
Revenues		$1,216	$1,022	$2,371	$1,950	$4,176
Cost of sales		691	591	1,388	1,160	2,453
Gross profit		525	431	983	790	1,723
Operating expenses:
Selling and marketing expenses		68	71	129	122	230
Administrative expenses		96	77	183	154	334
Total operating expenses		164	148	312	276	564
Operating profit		361	283	671	514	1,159
Other income (expense)	2.16	(28)	1	(46)	18	4
Finance income	2.9	43	37	89	82	171
Profit before income taxes		376	321	714	614	1,334
Income tax expense	2.19	56	48	86	76	171
Profit after tax		$320	$273	$628	$538	$1,163
Attributable to:
Minority interest		-	-	-	-	-
Equity holders		320	273	628	538	1,163
Net profit		$320	$273	$628	$538	$1,163
Earnings per equity share
Basic ($)		0.56	0.48	1.10	0.95	2.04
Diluted ($)		0.56	0.48	1.10	0.94	2.04
Weighted average equity shares used in computing earnings per equity share	2.20
Basic		569,592,198	568,376,262	569,479,023	568,376,262	568,564,740
Diluted		570,721,306	570,449,774	570,723,017	570,478,626	570,473,287
The accompanying notes form an integral part of the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Changes in Equity

(Dollars in millions except share data)
	Shares	Share capital	Share premium	Other components of equity	Retained earnings	Total	Minority interest	Total equity
Balance as of April 1, 2007 as per Previous GAAP	571,209,862	$64	$631	$85	$1,830	$2,610	$1	$2,611
Effects of transition (Refer Note 2.2.1)		-	-	-	112	112	(1)	111
Balance restated as per IFRS	571,209,862	$64	$631	$85	$1,942	$2,722	-	$2,722
Changes in equity for six months ended September 30, 2007
Translation differences	-	-	-	239	-	239	-	239
Net income directly recognized in equity	-	-	-	239	-	239	-	239
Net profit	-	-	-	-	538	538	-	538
Total recognized income and expense	-	-	-	239	538	777	-	777
Shares issued	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(107)	(107)	-	(107)
Share-based compensation	-	-	2	-	-	2	-	2
Balance as of September 30, 2007	571,209,862	$64	$633	$324	$2,373	$3,394	-	$3,394
Balance as of April 1, 2008	571,995,758	$64	$655	$301	$2,896	$3,916	-	$3,916
Changes in equity for six months ended September 30, 2008
Translation differences	-	-	-	(590)	-	(590)	-	(590)
Net expenses directly recognized in equity	-	-	-	(590)	-	(590)	-	(590)
Net profit	-	-	-	-	628	628	-	628
Total recognized income and expense	-	-	-	(590)	628	38	-	38
Shares issued	504,097	-	8	-	-	8	-	8
Dividends	-	-	-	-	(424)	(424)	-	(424)
Balance as of September 30, 2008	572,499,855	$64	$663	$(289)	$3,100	$3,538	-	$3,538
The accompanying notes form an integral part of the unaudited consolidated financial statements

Unaudited Consolidated Statements of Changes in Equity

(Dollars in millions except share data)
	Shares	Share capital	Share premium	Other components of equity	Retained earnings	Total	Minority interest	Total equity
Balance as of April 1, 2007 as per Previous GAAP	571,209,862	$64	$631	$85	$1,830	$2,610	$1	$2,611
Effects of transition (Refer Note 2.2.1)		-	-	-	112	112	(1)	111
Balance restated as per IFRS	571,209,862	$64	$631	$85	$1,942	$2,722	-	$2,722
Changes in equity for the year ended March 31, 2008
Translation differences	-	-	-	216	-	216	-	216
Income tax benefit arising on exercise of share options	-	-	6	-	-	6	-	6
Net income directly recognized in equity	-	-	6	216	-	222	-	222
Net profit	-	-	-	-	1,163	1,163	-	1,163
Total recognized income and expense	-	-	6	216	1,163	1,385	-	1,385
Shares issued	785,896	-	15	-	-	15	-	15
Dividends	-	-	-	-	(209)	(209)	-	(209)
Share-based compensation	-	-	3	-	-	3	-	3
Balance as of March 31, 2008	571,995,758	$64	$655	$301	$2,896	$3,916	-	$3,916
The accompanying notes form an integral part of the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Cash Flow Statements

(Dollars in millions)
	Note	Six months ended September 30,		Year ended March 31,
		2008	2007	2008
Operating activities:
Net profit		$628	$538	$1,163
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7 and 2.8	81	71	149
Share-based compensation	2.18	-	2	3
Income tax expense	2.19	86	76	171
Changes in working capital, net of acquisition
Trade receivables		(69)	(34)	(211)
Prepayments and other assets		18	(39)	(49)
Unbilled revenue		(77)	(25)	(41)
Trade payables		(8)	2	7
Client deposits		5	-	1
Unearned revenue		25	12	(6)
Other liabilities and provisions		87	54	109
Cash generated from operations		776	657	1,296
Income taxes paid		(76)	(68)	(137)
Net cash provided by operating activities		700	589	1,159
Investing Activities:
Payment for acquisition of business, net of cash acquired	2.5	(3)	-	(26)
Expenditure on property, plant and equipment	2.7	(168)	(183)	(373)
Loans to employees		(4)	5	1
Non-current deposits placed with corporations		(12)	(1)	(7)
Acquisition of minority interest in subsidiary		-	-	(6)
Investment in available-for-sale financial assets		(60)	(425)	(511)
Redemption of available-for-sale financial assets		76	428	500
Net cash used in investing activities		(171)	(176)	(422)
Financing Activities:
Proceeds from issuance of shares on exercise of employee share options		8	-	15
Payment of dividends		(424)	(107)	(209)
Income tax benefit arising on exercise of share options		-	-	6
Net cash used in financing activities		(416)	(107)	(188)
Effect of exchange rate changes on cash and cash equivalents		(285)	122	115
Net increase in cash and cash equivalents		113	306	549
Cash and cash equivalents at the beginning	2.4	2,058	1,394	1,394
Cash and cash equivalents at the end	2.4	$1,886	$1,822	$2,058
Supplementary information:
Unclaimed dividends		$1	$1	$1
The accompanying notes form an integral part of the unaudited consolidated financial statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and, wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting) and Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico) is a leading global technology services organization. The group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on NASDAQ. These consolidated interim financial statements were authorized for issue by the board of directors on October 10, 2008.

1.2 Basis of preparation of financial statements

These consolidated financial statements as at and for the three months and six months ended September 30, 2008, are prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. These financial statements are covered by IFRS 1, First-time Adoption of IFRS, as they are part of the period covered by the Group’s first IFRS financial statements for the year ending March 31, 2009 and are prepared in accordance with IAS 34, Interim Financial Reporting.

Accounting policies have been applied consistently to all periods presented in the consolidated financial statements.

The Group has adopted all IFRS standards and the adoption was carried out in accordance with IFRS 1, First-time Adoption of IFRS. The transition was carried out from accounting principles generally accepted in India (Indian GAAP) which is considered as the Previous GAAP. Until the adoption of IFRS, the company’s financial statements that were included in its reports filed with the U.S. Securities and Exchange Commission were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reconciliations and descriptions of the effect of the transition from Indian GAAP to IFRS on the Group’s equity and its net profit are provided in Note 2.2. In addition, reconciliations and description of changes in Group’s equity and its net income from U.S. GAAP to Indian GAAP are also provided in Note 2.3.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are added on a line-by-line basis and inter-company balances and transactions including unrealized gain/ loss from such transactions are eliminated upon consolidation. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Income taxes

The company’s two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including expectation on tax positions which are sustainable on a more likely than not basis. Also refer Note 2.19.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18 by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction (i.e. maintenance), have been allocated to the delivered components for which specific fair values do not exist (i.e. software development). Accordingly, after identifying these separable components, maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized using the percentage-of-completion method.

Advances received for services and products, are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

The company presents revenues net of sales and value-added taxes in its consolidated income statement.

1.7 Property, plant and equipment including capital work-in-progress

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by Management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Subsequent expenditure relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the income statement when incurred. The cost and related accumulated depreciation are eliminated from the consolidated financial statements upon sale or disposition of the asset and the resultant gains or losses are recognized in the income statement. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of IFRS 3, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the dates of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group’s interest in the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in the income statement.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date.

Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss and share capital. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss. Loans and receivables are represented by trade receivables, unbilled revenue, and cash and cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the income statement. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the income statement when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss as exchange gains or losses. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company’s ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the income statement.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the income statement upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to group’s cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in Income statement and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the income statement is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Warranties

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the income statement. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in the statement of financial position as an asset or liability, respectively in accordance with IAS 19. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the income statement in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the Infosys Superannuation Trust.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

1.21 Operating profit

Operating profit for the group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Finance income

Finance income comprises interest income on deposits, dividend income, and gains on the disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Recent accounting pronouncements

1.23.1 Standards early adopted by the company

  IFRS 8, Operating Segments is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as at April 1, 2007. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

1.23.2 Standards issued but not yet effective and not early adopted by the company

  IAS 1, Presentation of Financial Statements, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of amendment made by IAS 27 (as amended in 2008) in paragraph 106. This Standard would be adopted, by the company as at April 1, 2009.
  IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The company would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.

  IAS 27, Consolidated and Separate Financial Statements, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company effective April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

2 Notes to the consolidated financial statements

2.1 Transition to IFRS Reporting

The financial statements of Infosys Technologies Limited and its subsidiaries have been prepared in accordance with IFRS. Infosys Technologies Limited and its subsidiaries adopted all IFRS standards and the adoption was carried out in accordance to IFRS 1, First-time Adoption of IFRS, using April 1, 2007 as the transition date. The transition was carried out from Indian GAAP, which was considered as the Previous GAAP. The effect of adopting IFRS has been summarized in the reconciliations provided.

The transition to IFRS reporting has resulted in changes in the reported financial statements, notes thereto and accounting principles compared to what had been presented previously.

Until the adoption of IFRS, the financial statements included in the Annual Reports on Form 20-F and Quarterly Reports on Form 6-K, were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the historical cost convention on the accrual basis. However, for the purposes of the transition, such transition was carried out from Indian GAAP, which has been considered as the Previous GAAP. The reconciliation statements provided in Note 2.2 describe the differences between IFRS and Indian GAAP for the financial years and periods presented. In addition, reconciliations from U.S. GAAP to Indian GAAP have been provided in Note 2.3 for the periods presented.

The Group's financial statements for the year ending March 31, 2009 would be the first annual financial statements to comply with IFRS. All interim financial statements are also prepared in compliance with IFRS.

In preparing these financial statements, the company has availed certain exemptions in accordance with IFRS 1.

2.1.1 Exemptions from retrospective application

Following are the optional exemptions which the Group has opted to apply/not to apply:

  Business combinations exemption - The company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, Business Combinations to business combinations consummated prior to April 1, 2007 (Transition Date), pursuant to which goodwill arising from business combination has been stated at the carrying amount prior to the Transition Date under Indian GAAP in IFRS financial statements. Further, intangible assets and related deferred tax assets which were subsumed in goodwill were not recognized in the opening balance sheet as at April 1, 2007 as those did not qualify for recognition in the separate balance sheet of the acquired entity.
  Fair value as deemed cost exemption - The company has not elected to measure any item of property, plant and equipment at its fair value at the date of transition; property, plant and equipment have been measured at cost in accordance with IFRS.
  Employee benefits exemption - The company has elected not to apply the exemption as provided in IFRS 1. Under Indian GAAP the company recognized all actuarial gains/losses immediately in the income statement. Further the company has not elected to adopt the corridor approach. The accounting treatment has not undergone any change upon adoption of IFRS.
  Cumulative translation differences exemption - The company had accumulated foreign exchange translation gains and losses on subsidiaries in a separate component of equity under Indian GAAP. IAS 21, The Effects of Changes of Foreign Exchange Rates, require exchange differences arising on net investments in subsidiaries to be classified as equity until disposal. Upon transition to IFRS, the treatment of recording translation differences on subsidiaries in equity did not undergo any change and consequently the optional exemption of setting cumulative translation reserve to zero as at April 1, 2007 was not required to be applied.
  Compound financial instruments - The company does not have any compound financial instrument as on the date of transition. Consequently, upon adoption of IFRS the optional exemption allowed of non-segregation of the liability component if such component was no longer outstanding on the date of transition is not applicable to the company.
  Assets and liabilities of subsidiaries, associates and joint ventures exemption - All entities of the Group are transitioning to IFRS on the same date; consequent to which this exemption is not required to be applied.
  Share-based payment transaction exemption - The company has elected to apply the share-based payment exemption available under IFRS 1 on application of IFRS 2, Share Based Payment, to only grants made after November 7, 2002 and remained unvested as at the Transition Date. Consequent to which fair value of such grants have been recognized in the Income Statement from the Transition Date.
  Fair value measurement of financial assets or liabilities at initial recognition - The company has not applied the amendment offered by the revision of IAS 39, Financial Instruments: Recognition and Measurement, on the initial recognition of the financial instruments measured at fair value through profit or loss where there is no active market.
  Designation of financial assets and financial liabilities exemption - The company does not have any financial assets or liabilities which required to be designated and which meet the required criteria given in IFRS 1, First Time Adoption of IFRS, as financial asset or financial liability at fair value through profit or loss or available-for-sale as at the Transition Date.
  Changes in decommissioning liabilities included in the cost of property, plant and equipment exemption - The company does not have decommissioning, restoration and similar liabilities in the cost of property, plant and equipment and hence the exemption is not applicable.
  Leases exemption - The company has no arrangements containing a lease as defined under IFRIC 4, Determining whether an Arrangement contains a Lease, as of the Transition Date and hence this exemption has not been applicable to the company.
  Financial asset or an intangible asset accounted for in accordance with IFRIC 12, Service Concession Arrangements exemption - The company has no arrangements which would be classified under service concession arrangements.
  Borrowing costs - The company has not taken any loans and hence this Standard and the related exemption is not applicable.

2.1.2 Exceptions from full retrospective application

  Derecognition of financial assets and liabilities exception - Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. The company has chosen not to apply the IAS 39 derecognition criteria to an earlier date. No arrangements were identified that had to be assessed under this exception.
  Hedge accounting exception - The company has not identified any hedging relationships. Hence, this exception of not reflecting in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable.
  Estimates exception - Upon an assessment of the estimates made under Indian GAAP, the company has concluded that there was no necessity to revise the estimates under IFRS except where estimates were required by IFRS and not required by Indian GAAP.
  Assets classified as held for sale and discontinued operations - The company did not have any assets classified as held for sale and hence this exemption is not applicable.

2.2 Reconciliations

The following reconciliations provide a quantification of the effect of the transition to IFRS from Previous GAAP in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards on:

  equity as at April 1, 2007 (Note 2.2.1)
  equity as at September 30, 2007 (Note 2.2.2)
  equity as at March 31, 2008 (Note 2.2.3)
  net profit for the three months ended September 30, 2007 (Note 2.2.4)
  net profit for the six months ended September 30, 2007 (Note 2.2.5)
  net profit for the year ended March 31, 2008 (Note 2.2.6)

There were no reconciliation items between cash flows prepared under Previous GAAP and those prepared under IFRS except for interest income which was presented as investing activities under Previous GAAP as against operating activities under IFRS.

2.2.1 Reconciliation of equity as at April 1, 2007

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents	$1,394		-	$1,394
Available-for-sale financial assets	6		-	6
Trade receivables	565		-	565
Unbilled revenue	74		-	74
Derivative financial instruments	3		-	3
Prepayments and other assets	54		-	54
Property, plant and equipment	738		-	738
Goodwill	137	2 and 3	15	152
Deferred income tax assets	21		-	21
Income tax assets	33		-	33
Other assets	37		-	37
Total assets	$3,062		$15	$3,077
LIABILITIES AND EQUITY
Trade payables	$6		-	$6
Current income tax liabilities	4		-	4
Client deposits	1		-	1
Unearned revenue	72		-	72
Other provisions and liabilities	368	1 and 2	(96)	272
Equity
Share capital	64		-	64
Share premium	631		-	631
Retained earnings	1,830	1 and 3	112	1,942
Other components of equity	85		-	85
Minority interest	1	2	(1)	-
Total equity	2,611		111	2,722
Total liabilities and equity	$3,062		$15	$3,077

Notes:

  Liability for dividends (including corporate dividend tax) of $101 million declared and approved after the reporting period, recognized in retained earnings under Previous GAAP, derecognized under IFRS.
  Deferred purchase agreement entered with minority shareholders of Infosys BPO in February 2007, to purchase 360,417 equity shares of Infosys BPO by February 2008, was recognized in Previous GAAP in February 2008 since the agreement to purchase did not qualify as an investment under the local statutes, the same has been recognized under IFRS in February 2007 as the risks and rewards of ownership had been transferred on that date. This acquisition of minority interest resulted in an increase of $4 million in goodwill, $5 million in other current liabilities and a decrease of $1 million in minority interest.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million which was offset against goodwill under Previous GAAP has been recognized separately under IFRS.

2.2.2 Reconciliation of equity as at September 30, 2007

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents	$1,822		-	$1,822
Available-for-sale financial assets	4		-	4
Trade receivables	646		-	646
Unbilled revenue	107		-	107
Derivative financial instruments	30		-	30
Prepayments and other assets	66		-	66
Property, plant and equipment	914		-	914
Goodwill	148	2 and 3	17	165
Deferred income tax assets	36		-	36
Income tax assets	75		-	75
Other assets	45		-	45
Total assets	$3,893		$17	$3,910
LIABILITIES AND EQUITY
Trade payables	$9		-	$9
Current income tax liabilities	64		-	64
Client deposits	1		-	1
Unearned revenue	91		-	91
Other provisions and liabilities	446	2 and 4	(95)	351
Equity
Share capital	64		-	64
Share premium	631	1	2	633
Retained earnings	2,264	1,3 and 4	109	2,373
Other components of equity	322		2	324
Minority interest	1	2	(1)	-
Total equity	3,282		112	3,394
Total liabilities and equity	$3,893		$17	$3,910

Notes:

  Share-based compensation of $2 million in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007, not recognized under Previous GAAP has been recognized under IFRS.
  Deferred purchase agreement entered with minority shareholders of Infosys BPO in February 2007, to purchase 360,417 equity shares of Infosys BPO by February 2008, was recognized in Previous GAAP in February 2008 since the agreement to purchase did not qualify as an investment under the local statutes, the same has been recognized under IFRS in February 2007 as the risks and rewards of ownership had been transferred on that date. This acquisition of minority interest resulted in an increase of $5 million in goodwill, $5 million in other current liabilities and a decrease of $1 million in minority interest. Exchange fluctuation of $1 million was recorded consequent to this transaction.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million which was offset against goodwill under Previous GAAP has been recognized separately under IFRS. Exchange fluctuation of $1 million was recorded consequent to this transaction.
  Liability for dividend (including corporate dividend tax) of $100 million declared and approved after the reporting period, recognized in retained earnings under Previous GAAP, derecognized under IFRS.

2.2.3 Reconciliation of equity as at March 31, 2008

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents	$2,058		-	$2,058
Available-for-sale financial assets	18		-	18
Trade receivables	824		-	824
Unbilled revenue	120		-	120
Prepayments and other assets	107		-	107
Property, plant and equipment	1,022		-	1,022
Goodwill	172	1 and 4	2	174
Intangible assets	-	1	11	11
Deferred income tax assets	74	1	(1)	73
Income tax assets	55		-	55
Other assets	45		-	45
Total assets	$4,495		$12	$4,507
LIABILITIES AND EQUITY
Trade payables	$12		-	$12
Derivative financial instruments	29		-	29
Current income tax liabilities	101		-	101
Client deposits	1		-	1
Unearned revenue	71		-	71
Other provisions and liabilities	833	2	(456)	377
Equity
Share capital	64		-	64
Share premium	652	3	3	655
Retained earnings	2,432	2,3 and 4	464	2,896
Other components of equity	300		1	301
Total equity	3,448		468	3,916
Total liabilities and equity	$4,495		$12	$4,507

Notes:

  Intangible assets of $11 million in relation to acquisition of business from Koninklijke Philips Electronics N.V., subsumed in goodwill under Previous GAAP, recognized separately under IFRS with a corresponding credit of $10 million to goodwill and $1 million to deferred income tax liabilities.
  Liability for dividends (including corporate dividend tax) of $456 million declared and approved after the reporting period, recognized in retained earnings under Previous GAAP, derecognized under IFRS.
  Share-based compensation of $3 million in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007, not recognized under Previous GAAP has been recognized under IFRS.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million which was offset against goodwill under Previous GAAP has been recognized separately under IFRS. Exchange fluctuation of $1 million was recorded consequent to this transaction.

2.2.4 Reconciliation of net profit for the three months ended September 30, 2007

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
Revenues	$1,022		-	$1,022
Cost of sales	591		-	591
Gross profit	431		-	431
Selling and marketing expenses	70	1	1	71
Administrative expenses	77		-	77
Total operating expenses	147		1	148
Operating profit	284		(1)	283
Other income	1		-	1
Finance income	37		-	37
Profit before income taxes	322		(1)	321
Income tax expense	48		-	48
Profit after tax	274		(1)	273
Attributable to:
Minority interest	-		-	-
Equity holders	274		(1)	273
Net profit	$274		$(1)	$273

Notes:

  Share-based compensation of $1 million in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007, not recognized under Previous GAAP has been recognized under IFRS. The effect of recognition of share-based compensation on cost of sales and administrative expenses was not material.

2.2.5 Reconciliation of net profit for the six months ended September 30, 2007

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
Revenues	$1,950		-	$1,950
Cost of sales	1,159	1	1	1,160
Gross profit	791		(1)	790
Selling and marketing expenses	121	1	1	122
Administrative expenses	154		-	154
Total operating expenses	275		1	276
Operating profit	516		(2)	514
Other income	18		-	18
Finance income	82		-	82
Profit before income taxes	616		(2)	614
Income tax expense	76		-	76
Profit after tax	540		(2)	538
Attributable to:
Minority interest	-		-	-
Equity holders	540		(2)	538
Net profit	$540		$(2)	$538

Notes:

  Share-based compensation of $2 million in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007, not recognized under Previous GAAP has been recognized under IFRS. The effect of recognition of share-based compensation on administrative expenses was not material.

2.2.6 Reconciliation of net profit for the year ended March 31, 2008

(Dollars in millions)
	Previous GAAP	Note	Effects of transition to IFRS	IFRS
Revenues	$4,176		-	$4,176
Cost of sales	2,452	1	1	2,453
Gross profit	1,724		(1)	1,723
Selling and marketing expenses	229	1	1	230
Administrative expenses	333	1	1	334
Total operating expense	562		2	564
Operating profit	1,162		(3)	1,159
Other income	4		-	4
Finance income	171		-	171
Profit before income taxes	1,337		(3)	1,334
Income tax expense	171		-	171
Profit after tax	1,166		(3)	1,163
Attributable to:
Minority interest	-		-	-
Equity holders	1,166		(3)	1,163
Net profit	$1,166		$(3)	$1,163

Notes:

  Share-based compensation of $3 million, $1 million each under cost of sales, selling and marketing expenses and administrative expenses, in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007, not recognized under Previous GAAP, has been recognized under IFRS.

2.3 The following voluntary reconciliations provide a quantification of reconciliation items between U.S. GAAP and Previous GAAP:

  equity as at April 1, 2007 (Note 2.3.1)
  equity as at September 30, 2007 (Note 2.3.2)
  equity as at March 31, 2008 (Note 2.3.3)
  equity as at September 30, 2008 (Note 2.3.4)
  net income for the three months ended September 30, 2007 (Note 2.3.5)
  net income for the six months ended September 30, 2007 (Note 2.3.6)
  net income for the year ended March 31, 2008 (Note 2.3.7)
  net income for the three months ended September 30, 2008 (Note 2.3.8)
  net income for the six months ended September 30, 2008 (Note 2.3.9)

2.3.1 Reconciliation of equity as at April 1, 2007

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
ASSETS
Cash and cash equivalents	$1,394		-	$1,394
Investments in liquid mutual fund units	6		-	6
Trade account receivables, net of allowances	565		-	565
Unbilled revenue	74		-	74
Prepaid expenses and other current assets	57		-	57
Property, plant and equipment, net	738		-	738
Goodwill	128	2,5,6 and 8	9	137
Intangible assets, net	20	5	(20)	-
Deferred tax assets	21	5 and 9	-	21
Advance income taxes	33		-	33
Other assets	37		-	37
Total assets	$3,073		$(11)	$3,062
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$6		-	$6
Income taxes payable	4		-	4
Client deposits	1		-	1
Unearned revenue	72		-	72
Other current and non-current liabilities	273	1 and 2	95	368
Minority interest	-	2	1	1
Stockholders’ equity
Common stock	64		-	64
Additional paid-in capital	692	3,4 and 6	(61)	631
Retained earnings	1,871	1,3,5,7 and 8	(41)	1,830
Accumulated other comprehensive income	90	4,7 and 9	(5)	85
Total stockholders’ equity	2,717		(107)	2,610
Total Liabilities and Stockholders’ Equity	$3,073		$(11)	$3,062

Notes:

  Liability for dividends (including corporate dividend tax) of $101 million declared and approved after the reporting period, not recognized under U.S. GAAP, has been recognized in retained earnings under Previous GAAP.
  Deferred purchase agreement entered with minority shareholders of Infosys BPO in February 2007 to purchase 360,417 equity shares of Infosys BPO by February 2008, was recognized under U.S. GAAP but was not recognized under Previous GAAP as the deferred purchase agreement did not qualify as an investment under the local statutes. This transaction was accounted as an acquisition of minority interest under U.S. GAAP and consequently goodwill of $4 million was recognized under U.S. GAAP with a corresponding increase in other liabilities of $5 million and decrease in minority interest by $1 million. Exchange fluctuation of $1 million was recorded consequent to this transaction.
  Stock compensation expense of $48 million recognized under U.S. GAAP was not recognized under Previous GAAP.
  Translation differences of $2 million arising on income tax benefits on exercise of share options recognized in additional paid-in capital under U.S. GAAP was not recognized under Previous GAAP.
  Net carrying value of intangible assets amounting to $20 million (translated at the exchange rate in effect on the reporting date) acquired in business combination and including related deferred tax liabilities of $3 million were recognized as separately identifiable assets and liabilities under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Amortization of intangible assets recognized under U.S. GAAP has resulted in a reduction of $5 million in retained earnings when compared to Previous GAAP.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million recognized in additional paid-in capital under U.S. GAAP was offset against goodwill under Previous GAAP.
  Certain gains and losses of $5 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Out of an aggregate fair value of $3 million relating to Infosys stock options issued to the employees of Infosys BPO in exchange of stock options held by them, $2 million was allocated to post-combination compensation expense under U.S. GAAP. The same was recognized in goodwill under Previous GAAP.
  Certain deferred tax credits amounting to $3 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Interest accrued on bank deposits amounting to $9 million has been regrouped from cash and cash equivalents to prepaid expenses and other assets in U.S. GAAP in the above reconciliation.

2.3.2 Reconciliation of equity as at September 30, 2007

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
ASSETS
Cash and cash equivalents	$1,822		-	$1,822
Investments in liquid mutual fund units	4		-	4
Trade account receivables, net of allowances	646		-	646
Unbilled revenue	107		-	107
Prepaid expenses and other current assets	96		-	96
Property, plant and equipment, net	914		-	914
Goodwill	139	2,5,6 and 7	9	148
Intangible assets, net	18	7	(18)	-
Deferred tax assets	31	7,9 and 10	5	36
Advance income taxes	75		-	75
Other assets	45		-	45
Total assets	$3,897		$(4)	$3,893
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$9		-	$9
Income taxes payable	64		-	64
Client deposits	1		-	1
Unearned revenue	91		-	91
Other current and non-current liabilities	342	1,2 and 10	104	446
Minority interest	-	2	1	1
Stockholders’ equity
Common stock	64		-	64
Additional paid-in capital	694	3,4 and 5	(63)	631
Retained earnings	2,298	1,3,7 and 8	(34)	2,264
Accumulated other comprehensive income	334	4,6,7,8,9 and 10	(12)	322
Total stockholders’ equity	3,390		(109)	3,281
Total Liabilities and Stockholders’ Equity	$3,897		$(4)	$3,893

Notes:

  Liability for dividends (including corporate dividend tax) of $100 million declared after the reporting period, not recognized under U.S. GAAP, have been recognized in retained earnings under Previous GAAP.
  Deferred purchase agreement entered with minority shareholders of Infosys BPO in February 2007 to purchase 360,417 equity shares of Infosys BPO by February 2008, was recognized under U.S. GAAP but was not recognized under Previous GAAP as the deferred purchase agreement did not qualify as an investment under the local statutes. This transaction was accounted as an acquisition of minority interest under U.S. GAAP and consequently goodwill of $4 million was recognized under U.S. GAAP with a corresponding increase in other liabilities of $5 million and decrease in minority interest by $1 million.
  Stock compensation expense of $50 million recognized under U.S. GAAP was not recognized under Previous GAAP.
  Translation differences of $2 million arising on income tax benefits on exercise of share options recognized in additional paid-in capital under U.S. GAAP was not recognized under Previous GAAP.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million recognized in additional paid-in capital under U.S. GAAP was offset against goodwill under Previous GAAP.
  Out of an aggregate fair value of $3 million relating to Infosys stock options issued to the employees of Infosys BPO in exchange of stock options held by them, $2 million was allocated to post-combination compensation expense under U.S. GAAP. The same was recognized in goodwill under Previous GAAP.
  Net carrying value of intangible assets amounting to $18 million (translated at the exchange rate in effect on the reporting date) acquired in business combination and including related deferred tax liabilities of $3 million were recognized as separately identifiable assets and liabilities under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Amortization of intangible assets recognized under U.S. GAAP has resulted in a reduction of $9 million in retained earnings when compared to Previous GAAP. Exchange fluctuation of $2 million, was recorded in goodwill consequent to these transactions.
  Certain gains and losses of $5 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Certain deferred tax credits amounting to $1 million recognized under U.S GAAP were not recognized under Previous GAAP.
  Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a reduction of the company’s projected benefit obligation amounting to $9 million. This reduction, net of tax effects of $3 million, was recognized in other comprehensive income under U.S. GAAP. However, under Previous GAAP, the same was recognized under other current liabilities.
  Interest accrued on bank deposits amounting to $15 million has been regrouped from cash and cash equivalents to prepaid expenses and other assets in U.S. GAAP in the above reconciliation.

2.3.3 Reconciliation of equity as at March 31, 2008

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
ASSETS
Cash and cash equivalents	$2,058		-	$2,058
Investments in liquid mutual fund units	18		-	18
Trade account receivables, net of allowances	824		-	824
Unbilled revenue	120		-	120
Prepaid expenses and other current assets	107		-	107
Property, plant and equipment, net	1,022		-	1,022
Goodwill	150	4,6 and 7	22	172
Intangible assets, net	25	7	(25)	-
Deferred tax assets	68	7 and 9	6	74
Advance income taxes	55		-	55
Other assets	45		-	45
Total assets	$4,492		$3	$4,495
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$12		-	$12
Income taxes payable	101		-	101
Client deposits	1		-	1
Unearned revenue	71		-	71
Other current and non-current liabilities	397	1 and 9	465	862
Stockholders’ Equity
Common stock	64		-	64
Additional paid-in capital	718	2,3,4 and 5	(66)	652
Retained earnings	2,817	1,2,6,7 and 8	(385)	2,432
Accumulated other comprehensive income	311	3,5,7,8 and 9	(11)	300
Total stockholders’ equity	3,910		(462)	3,448
Total Liabilities and Stockholders' Equity	$4,492		$3	$4,495

Notes:

  Liability for dividends (including corporate dividend tax) of $456 million declared after the reporting period, not recognized under U.S. GAAP, have been recognized in retained earnings under Previous GAAP.
  Stock compensation expense of $51 million recognized under U.S. GAAP was not recognized under Previous GAAP.
  Translation differences of $2 million arising on income tax benefits on exercise of share options recognized in additional paid-in capital under U.S. GAAP was not recognized under Previous GAAP.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million recognized in additional paid-in capital under U.S. GAAP was offset against goodwill under Previous GAAP.
  Recovery of Fringe Benefit Tax, including exchange fluctuations on other transactions, amounting to $2 million, imposed on employee stock options from employees were recognized through equity under U.S. GAAP was recognized through income under Previous GAAP.
  Out of an aggregate fair value of $3 million relating to Infosys stock options issued to the employees of Infosys BPO in exchange of stock options held by them, $2 million was allocated to post-combination compensation expense under U.S. GAAP. The same was recognized in goodwill under Previous GAAP.
  Net carrying value of intangible assets amounting to $25 million (translated at the exchange rate in effect on the reporting date) acquired in business combination and including related deferred tax liabilities of $3 million were recognized as separately identifiable assets and liabilities under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Amortization of intangible assets recognized under U.S. GAAP has resulted in a reduction of $13 million in retained earnings when compared to Previous GAAP. Exchange fluctuation of $4 million, included in goodwill was recorded consequent to these transactions.
  Certain gains and losses of $5 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a reduction of the company’s projected benefit obligation amounting to $9 million. This reduction, net of tax effects of $3 million, was recognized in other comprehensive income under U.S. GAAP. However, under Previous GAAP, the same was recognized under other current liabilities.

2.3.4 Reconciliation of equity as at September 30, 2008

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
ASSETS
Cash and cash equivalents	$1,886		-	$1,886
Trade account receivables, net of allowances	753		-	753
Unbilled revenue	173		-	173
Prepaid expenses and other current assets	78		-	78
Property, plant and equipment, net	949		-	949
Goodwill	129	4,6 and 7	20	149
Intangible assets, net	20	7	(20)	-
Deferred tax assets	88	7,9 and10	5	93
Advance income taxes	32		-	32
Other assets	47		-	47
Total assets	$4,155		$5	$4,160
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$5		-	$5
Income taxes payable	112		-	112
Client deposits	6		-	6
Unearned revenue	84		-	84
Other current and non-current liabilities	417	1 and 9	149	566
Stockholders’ Equity
Common stock	64		-	64
Additional paid-in capital	728	2,3,4 and 5	(68)	660
Retained earnings	3,017	1,2,6,7 and 8	(66)	2,951
Accumulated other comprehensive income	(278)	3,5,7,8,9 and 10	(10)	(288)
Total stockholders’ equity	3,531		(144)	3,387
Total Liabilities and Stockholders' Equity	$4,155		$5	$4,160

Notes:

  Liability for dividends (including corporate dividend tax) of $142 million declared after the reporting period, not recognized under U.S. GAAP, have been recognized in retained earnings under Previous GAAP.
  Stock compensation expense of $51 million recognized under U.S. GAAP was not recognized under Previous GAAP.
  Translation differences of $2 million arising on income tax benefits on exercise of share options recognized in additional paid-in capital under U.S. GAAP was not recognized under Previous GAAP.
  Gains from changes in proportionate share of subsidiary resulting from issuance of stock by subsidiary amounting to $11 million recognized in additional paid-in capital under U.S. GAAP was offset against goodwill under Previous GAAP.
  Recovery of Fringe Benefit Tax, including exchange fluctuations on other transactions amounting to $4 million, imposed on employee stock options from employees were recognized through equity under U.S. GAAP was recognized through income under Previous GAAP.
  Out of an aggregate fair value of $3 million relating to Infosys stock options issued to the employees of Infosys BPO in exchange of stock options held by them, $2 million was allocated to post-combination compensation expense under U.S. GAAP. The same was recognized in goodwill under Previous GAAP.
  Net carrying value of intangible assets amounting $20 million (translated at the exchange rate in effect on the reporting date) acquired in business combination and including related deferred tax liabilities of $3 million were recognized as separately identifiable assets and liabilities under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Amortization of intangible assets recognized under U.S. GAAP has resulted in a reduction of $18 million in retained earnings when compared to Previous GAAP. Exchange fluctuation of $6 million was recorded in goodwill consequent to these transactions.
  Certain gains and losses of $5 million recognized under U.S. GAAP were not recognized under Previous GAAP.
  Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a reduction of the company’s projected benefit obligation amounting to $9 million. This reduction, net of tax effects of $3 million, was recognized in other comprehensive income under U.S. GAAP. However, under Previous GAAP, the same was recognized under other current liabilities. The unamortized amount as at September 30, 2008, was $7 million.
  Certain deferred tax credits amounting to $1 million recognized under U.S. GAAP were not recognized under Previous GAAP.

2.3.5 Reconciliation of net income for the three months ended September 30, 2007

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
Revenues	$1,022		-	$1,022
Cost of revenues	591		-	591
Gross profit	431		-	431
Selling and marketing expenses	71	1	(1)	70
General and administrative expenses	77		-	77
Amortization of intangible assets	2	2	(2)	-
Total operating expenses	150		(3)	147
Operating income	281		3	284
Other income, net	38		-	38
Income before income taxes	319		3	322
Provision for income taxes	48		-	48
Net income	$271		$3	$274

Notes:

  Stock compensation expense of $1 million, included in selling and marketing expenses, recognized under U.S. GAAP was not recognized under Previous GAAP. The stock compensation expense included in cost of revenues and general and administrative expenses was not material.
  Intangible assets acquired in business combination were recognized as separately identifiable assets have been subsumed in goodwill under Previous GAAP. Consequently, amortization expenses of $2 million pertaining to such intangible assets recognized under U.S. GAAP were not recognized under Previous GAAP.

2.3.6 Reconciliation of net income for the six months ended September 30, 2007

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
Revenues	$1,950		-	$1,950
Cost of revenues	1,160	1	(1)	1,159
Gross profit	790		1	791
Selling and marketing expenses	122	1	(1)	121
General and administrative expenses	154		-	154
Amortization of intangible assets	4	2	(4)	-
Total operating expenses	280		(5)	275
Operating income	510		6	516
Other income, net	100		-	100
Income before income taxes	610		6	616
Provision for income taxes	76		-	76
Net income	$534		$6	$540

Notes:

  Stock compensation expense of $2 million, included in cost of revenues and selling and marketing expenses, recognized under U.S. GAAP was not recognized under Previous GAAP. The stock compensation expense included in general and administrative expenses was not material.
  Intangible assets acquired in business combination were recognized as separately identifiable assets have been subsumed in goodwill under Previous GAAP. Consequently, amortization expenses of $4 million pertaining to such intangible assets recognized under U.S. GAAP were not recognized under Previous GAAP.

2.3.7 Reconciliation of net income for the year ended March 31, 2008

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
Revenues	$4,176		-	$4,176
Cost of revenues	2,453	1	(1)	2,452
Gross profit	1,723		1	1,724
Selling and marketing expenses	230	1	(1)	229
General and administrative expenses	334	1	(1)	333
Amortization of intangible assets	8	2	(8)	-
Total operating expenses	572		(10)	562
Operating income	1,151		11	1,162
Other income, net	175		-	175
Income before income taxes	1,326		11	1,337
Provision for income taxes	171		-	171
Net income	$1,155		$11	$1,166

Notes:

  Stock compensation expense of $3 million, included in cost of revenues, selling and marketing expenses and general and administrative expenses $1 million each, recognized under U.S. GAAP was not recognized under Previous GAAP.
  Intangible assets acquired in business combination were recognized as separately identifiable assets under U.S. GAAP have been subsumed in goodwill under Previous GAAP. Consequently, amortization expenses of $8 million pertaining to such intangible assets recognized under U.S. GAAP were not recognized under Previous GAAP.

2.3.8 Reconciliation of net income for the three months ended September 30, 2008

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
Revenues	$1,216		-	$1,216
Cost of revenues	690		-	690
Gross profit	526		-	526
Selling and marketing expenses	68		-	68
General and administrative expenses	96		-	96
Amortization of intangible assets	3	1	(3)	-
Total operating expenses	167		(3)	164
Operating income	359		3	362
Other income, net	15		-	15
Income before income taxes	374		3	377
Provision for income taxes	56		-	56
Net income	$318		$3	$321

Notes:

  Intangible assets acquired in business combination were recognized as separately identifiable assets have been subsumed in goodwill under Previous GAAP. Consequently, amortization expenses of $3 million pertaining to such intangible assets recognized under U.S. GAAP were not recognized under Previous GAAP.

2.3.9 Reconciliation of net income for the six months ended September 30, 2008

(Dollars in millions)
	U.S. GAAP	Note	Reconciliation to Previous GAAP	Previous GAAP
Revenues	$2,371		-	$2,371
Cost of revenues	1,387		-	1,387
Gross profit	984		-	984
Selling and marketing expenses	129		-	129
General and administrative expenses	183		-	183
Amortization of intangible assets	5	1	(5)	-
Total operating expenses	317		(5)	312
Operating income	667		5	672
Other income, net	43		-	43
Income before income taxes	710		5	715
Provision for income taxes	86		-	86
Net income	$624		$5	$629

Notes:

  Intangible assets acquired in business combination were recognized as separately identifiable assets have been subsumed in goodwill under Previous GAAP. Consequently, amortization expenses of $5 million pertaining to such intangible assets recognized under U.S. GAAP were not recognized under Previous GAAP.

2.4 Cash and cash equivalents

Cash and cash equivalents are as follows:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Cash and bank deposits	$1,665	$1,737
Deposits with corporations	221	321
	$1,886	$2,058

Cash and cash equivalents as of September 30, 2008 and March 31, 2008 include restricted cash balances of $1 million each. The restrictions are primarily on account of unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.5 Business combinations

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited for a cash consideration of $3 million, of which $1 million is yet to be paid. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded and are being amortized over a period of two years, being management’s estimate of the useful life of the asset.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for cash consideration of $27 million, of which $1 million was paid during the six months ended September 30, 2008. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

The purchase price has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$3	-	$3
Net current assets	4	-	4
Deferred income tax liabilities	-	(1)	(1)
Intangible assets-Customer contracts	-	11	11
	$7	$10	$17
Goodwill			10
Total purchase price			$27

The amount of cash acquired from the above business acquisition was not material.

The contract strengthens Infosys BPO’s presence in Europe and Asia, including new centres in Poland, Thailand and India and consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill. The identified intangible customer contracts are being amortized over a period of seven years, being management's estimate of the useful life of the asset.

2.6 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Current
Rental deposits	$7	$6
Security deposits with service providers	8	8
Loans to employees	26	27
Prepaid expenses	6	8
Interest accrued and not due on deposits	9	47
Withholding taxes	16	3
Advance payments to vendors for supply of goods	3	3
Other assets	3	5
	$78	$107
Non-current
Loans to employees	$2	$2
Deposit with corporation	45	40
Prepaid gratuity benefit	-	3
	$47	$45
	$125	$152
Financial assets in prepayments and other assets	$116	$136

Other assets primarily represent advance payments to vendors for rendering of services, travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business.

2.7 Property, plant and equipment

Property, plant and equipment consist of the following as of September 30, 2008:

(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$57	-	$57
Buildings	476	(95)	381
Plant and machinery	206	(98)	108
Computer equipment	242	(195)	47
Furniture and fixtures	136	(76)	60
Vehicles	1	-	1
Capital work-in-progress	295	-	295
	$1,413	$(464)	$949

Property, plant and equipment consist of the following as of March 31, 2008:

(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$57	-	$57
Buildings	489	(94)	395
Plant and machinery	217	(104)	113
Computer equipment	269	(211)	58
Furniture and fixtures	154	(86)	68
Vehicles	1	(1)	-
Capital work-in-progress	331	-	331
	$1,518	$(496)	$1,022

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2008:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at July 1, 2008	$53	$394	$115	$51	$65	$1	$311	$990
Translation differences	(5)	(36)	(10)	(8)	(7)	-	(27)	(93)
Additions	9	31	14	18	9	-	11	92
Depreciation	-	(8)	(11)	(14)	(7)	-	-	(40)
Carrying value as at September 30, 2008	$57	$381	$108	$47	$60	$1	$295	$949

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2008:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2008	$57	$395	$113	$58	$68	-	$331	$1,022
Translation differences	(9)	(60)	(18)	(13)	(12)	-	(49)	(161)
Additions	9	62	34	31	18	1	13	168
Depreciation	-	(16)	(21)	(29)	(14)	-	-	(80)
Carrying value as at September 30, 2008	$57	$381	$108	$47	$60	$1	$295	$949

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2007:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at July 1, 2007	$43	$298	$85	$60	$51	-	$295	$832
Translation differences	-	7	2	1	1	1	6	18
Additions	1	31	17	10	13	-	28	100
Depreciation	-	(7)	(8)	(15)	(6)	-	-	(36)
Carrying value as at September 30, 2007	$44	$329	$96	$56	$59	$1	$329	$914

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2007:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2007	$40	$279	$85	$59	$51	-	$224	$738
Translation differences	3	25	6	5	5	1	19	64
Additions	1	38	21	22	15	-	86	183
Depreciation	-	(13)	(16)	(30)	(12)	-	-	(71)
Carrying value as at September 30, 2007	$44	$329	$96	$56	$59	$1	$329	$914

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2008:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2007	$40	$279	$85	$59	$51	-	$224	$738
Translation differences	2	22	6	5	5	-	17	57
Acquisition through business combination	-	-	-	3	-	-	-	3
Additions	15	122	57	52	37	-	90	373
Depreciation	-	(28)	(35)	(61)	(25)	-	-	(149)
Carrying value as at March 31, 2008	$57	$395	$113	$58	$68	-	$331	$1,022

Carrying value of land includes $21 million and $25 million as at September 30, 2008 and March 31, 2008, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land. In accordance with the terms of these agreements, the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties existing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $107 million and $166 million as of September 30, 2008 and March 31, 2008, respectively.

2.8 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Carrying value at the beginning	$174	$152
Goodwill recognized on acquisition (Refer Note 2.5)	-	10
Translation differences	(27)	12
Carrying value at the end	$147	$174

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:

(Dollars in millions)
Segment	As of
	September 30, 2008	March 31, 2008
Financial services	$56	$67
Manufacturing	22	26
Telecom	3	3
Retail	47	56
Others	19	22
Total	$147	$174

The entire goodwill relating to Infosys BPO's acquisition of business during the year ended March 31, 2008, has been allocated to the 'Manufacturing' segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value in use. The fair value of a CGU is determined based on the market capitalization as at the balance sheet date. The value in use is determined based on specific calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by Management and average of the range of each assumption mentioned below. The key assumptions used for the calculations are as follows:

In %
Growth rate	15%-20%
Operating margins	20%-26%
Discount rate	13.3%

As at March 31, 2008, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value in use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing.

Following is a summary of changes in the carrying amount of intangible assets:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Gross carrying value at the beginning	$13	-	$11	-	-
Customer contracts acquired (Refer Note 2.5)	-	-	-	-	11
Intellectual property rights acquired (Refer Note 2.5)	-	-	3	-	-
Translation differences	(1)	-	(2)	-	-
Gross carrying value at the end	12	-	12	-	11

Accumulated amortization at the beginning	-	-	-	-	-
Amortization expense	(1)	-	(1)	-	-
Accumulated amortization at the end	(1)	-	(1)	-	-
Net carrying value	$11	-	$11	-	$11

The identified intangible customer contracts are being amortized over a period of seven years and the intellectual property rights are being amortized over a period of two years, being management's estimate of the useful life of the respective assets. As of September 30, 2008, the customer contracts and intellectual property rights have a remaining amortization period of six years and two years, respectively.

The aggregate amortization expense included in cost of sales, for the three months and six months ended September 30, 2008 was $1 million, respectively. For the year ended March 31, 2008, the aggregate amortization expense was not material.

Research and development expenses recognized in the income statement were $11 million and $13 million, $22 million and $27 million and $50 million for the three months ended September 30, 2008 and 2007, six months ended September 30, 2008 and 2007 and year ended March 31, 2008, respectively.

2.9 Financial instruments

Financial instruments by category

The financial instruments by categories as at September 30, 2008 were as follows:

(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total
Assets:
Cash and cash equivalents	$1,886	-	-	-	$1,886
Available-for-sale financial assets	-	-	-	-	-
Investments in non-marketable equity securities	-	-	2	-	2
Accumulated impairment on investment in non-marketable equity securities	-	-	(2)	-	(2)
Trade receivables	753	-	-	-	753
Unbilled revenue	173	-	-	-	173
Prepayments and other assets (Refer Note 2.6)	116	-	-	-	116
Total	$2,928	-	-	-	$2,928
Liabilities:
Trade payables	-	-	-	$5	$5
Derivative financial instruments	-	78	-	-	78
Client deposits	-	-	-	6	6
Employee benefit obligations (Refer Note 2.10)	-	-	-	60	60
Other current liabilities (Refer Note 2.12)	-	-	-	267	267
Total	-	$78	-	$338	$416

The financial instruments by categories as at March 31, 2008 were as follows:

(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total
Assets:
Cash and cash equivalents	$2,058	-	-	-	$2,058
Available-for-sale financial assets	-	-	18	-	18
Investments in non-marketable equity securities	-	-	3	-	3
Accumulated impairment on investment in non-marketable equity securities	-	-	(3)	-	(3)
Trade receivables	824	-	-	-	824
Unbilled revenue	120	-	-	-	120
Prepayments and other assets (Refer Note 2.6)	136	-	-	-	136
Total	$3,138	-	$18	-	$3,156
Liabilities:
Trade payables	-	-	-	$12	$12
Derivative financial instruments	-	29	-	-	29
Client deposits	-	-	-	1	1
Employee benefit obligations (Refer Note 2.10)	-	-	-	64	64
Other current liabilities (Refer Note 2.12)	-	-	-	291	291
Total	-	$29	-	$368	$397

Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. The following table gives details in respect of outstanding foreign exchange forward and option contracts as at September 30, 2008 and March 31, 2008:

(In millions)
	As of
	September 30, 2008	March 31, 2008
Forward contracts
In Dollars	578	586
In Euro	14	15
In United Kingdom Pound Sterling	18	3
Options
Range barrier options in Dollars	306	100
Range barrier options in United Kingdom Pound Sterling	-	8
Euro accelerator in Euro	-	12
Euro forward extra in Euro	-	5

The company recognized a net loss on derivative financial instruments of $50 million and $116 million for the three months and six months ended September 30, 2008, respectively, and a net gain on derivative financial instruments of $9 million, $55 million and $26 million during the three months and six months ended September 30, 2007 and year ended March 31, 2008, respectively, on financial liabilities at fair value through profit or loss, which are included in other income.

The foreign exchange forward contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Not later than one month	$80	$19
Later than one month and not later than three months	444	316
Later than three months and not later than one year	412	422
	$936	$757

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Interest income	$43	$36	$89	$81	$169
Income from available-for-sale financial assets	-	1	-	1	2
	$43	$37	$89	$82	$171

Financial risk management

Financial risk factors

The company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the company is foreign exchange risk. The company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment

Market Risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Aggregate amount of outstanding forward and option contracts	$936	$757
Losses on outstanding forward and option contracts	$78	$29

The outstanding foreign exchange forward and option contracts as at September 30, 2008 and March 31, 2008 mature between one to twelve months.

For the three months ended September 30, 2008 and 2007 and year ended March 31, 2008, every percentage point depreciation/ appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.4%, 0.5% and 0.5%, respectively.

For the six months ended September 30, 2008 and 2007 and year ended March 31, 2008, every percentage point depreciation/ appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.5%, 0.5% and 0.5%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the immediately preceding reporting period and the current reporting period.

Credit Risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $753 million and $824 million, as at September 30, 2008 and March 31, 2008, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Revenue from top customer	7.6	7.9	7.8	8.2	9.1
Revenue from top five customers	18.6	19.5	19.2	20.4	20.9

Financial assets that are neither past due nor impaired

Cash and cash equivalents are neither past due nor impaired. These include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Of the total trade receivables $613 million as at September 30, 2008 and $478 million as at March 31, 2008 comprises companies with a good collection track record and were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the date of the invoice. The age wise break up of trade receivables, net of allowances that are past due, is given below:

(Dollars in millions)
	As of
Period (in days)	September 30, 2008	March 31, 2008
31 – 60	$44	$248
61 – 90	$68	$30
More than 90	$28	$68

The allowance for impairment in respect of trade receivables for the three months ended September 30, 2008 and 2007, six months ended September 30, 2008 and 2007 and year ended March 31, 2008 was $7 million and $1 million, $10 million and $5 million and $11 million, respectively. The movement in the allowance for impairment in respect of trade receivables is as follows:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Balance at the beginning	$12	$9	$10	$5	$5
Impairment loss recognized	7	1	10	5	11
Trade receivables written off	(2)	-	(3)	-	(6)
Balance at the end	$17	$10	$17	$10	$10

Liquidity Risk

As of September 30, 2008 and March 31, 2008, the company had a working capital of $2,306 million and $2,565 million, respectively, including cash and cash equivalents of $1,886 million and $2,058 million, respectively. Further, as of March 31, 2008, the company’s investment in available-for-sale financial assets was $18 million. The company had no bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at September 30, 2008:

(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	Total
Trade payables	$5	-	-	$5
Derivative financial instruments	78	-	-	78
Client deposits	6	-	-	6
Incentive accruals (Refer Note 2.10)	-	5	6	11
Other current liabilities	$274	-	-	$274

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2008:

(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	Total
Trade payables	$12	-	-	$12
Derivative financial instruments	29	-	-	29
Client deposits	1	-	-	1
Incentive accruals (Refer Note 2.10)	5	5	6	16
Other current liabilities	$291	-	-	$291

2.10 Employee benefit obligations

Employee benefit obligations comprise the following:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Current
Compensated absence	$13	$30
Incentive accruals	-	5
	$13	$35
Non-current
Compensated absence	$36	$18
Incentive accruals	11	11
	$47	$29
	$60	$64

2.11 Provisions

Provisions comprise the following:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Provision for post sales client support	$12	$13

Provision for post sales client support represent cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

The movement in the provision for post sales client support is as follows:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Balance at the beginning	$11	$6	$13	$5	$5
Provision recognized	1	1	1	1	12
Provision utilized	-	-	(2)	1	(4)
Balance at the end	$12	$7	$12	$7	$13

2.12 Other current liabilities

Other current liabilities comprise the following:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Accrued compensation to employees	$87	$118
Accrued expenses	118	102
Withholding taxes payable	49	54
Retainage	10	13
Unamortized negative past service cost	7	9
Others	3	4
	$274	$300
Financial liabilities included in other current liabilities	$267	$291

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others consist of unclaimed dividends and amount payable towards acquisition of business.

2.13 Expenses by nature

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Employee benefit costs (Refer Note 2.14.4)	$626	$547	$1,251	$1,051	$2,218
Depreciation and amortization charges(Refer Note 2.7 and 2.8)	41	36	81	71	149
Traveling costs	51	40	110	94	177
Consultancy and professional charges	44	31	77	62	114
Cost of software packages	21	13	40	27	56
Communication costs	17	13	31	25	52
Power and fuel	8	8	17	15	30
Repairs and maintenance	15	12	27	22	45
Commission	2	15	3	15	16
Branding and marketing expenses	10	8	14	12	14
Provision for post-sales client support (Refer Note 2.11)	1	1	1	1	12
Allowance for doubtful accounts (Refer Note 2.9)	7	1	10	5	11
Operating lease payments	6	5	13	9	22
Others	6	9	25	27	101
Total cost of sales, selling and marketing expenses and administrative expenses	$855	$739	$1,700	$1,436	$3,017

2.14 Employee benefits

2.14.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as at September 30, 2008 and March 31, 2008:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Change in benefit obligations
Benefit obligations at the beginning	$56	$51
Actuarial gains	-	(2)
Service cost	4	14
Interest cost	2	4
Benefits paid	(3)	(6)
Plan amendments	-	(9)
Translation differences	(9)	4
Benefit obligations at the end	$50	$56
Change in plan assets
Fair value of plan assets at the beginning	$59	$51
Expected return on plan assets	2	4
Actuarial gains	1	1
Employer contributions	1	4
Benefits paid	(3)	(6)
Translation differences	(10)	5
Plan assets at the end	$50	$59
Funded status	-	$3
Prepaid benefit	-	$3

Net gratuity cost for the three months and six months ended September 30, 2008 and 2007 and year ended March 31, 2008 comprises the following components:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Service cost	$3	$3	$4	$5	$14
Interest cost	1	1	2	2	4
Expected return on assets	(1)	(1)	(2)	(2)	(4)
Actuarial gains	(1)	(1)	(1)	(1)	(3)
Plan amendments	-	-	-	-	(1)
Net gratuity cost	$2	$2	$3	$4	$10

The net gratuity cost was apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of number of employees.

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $7 million as at September 30, 2008 has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of September 30, 2008 and March 31, 2008 are set out below:

	As of
	September 30, 2008	March 31, 2008
Discount rate	8.7%	7.9%
Rate of increase in compensation levels	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and six months ended September 30, 2008 and 2007 and year ended March 31, 2008 are set out below:

	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Discount rate	7.9%	8.0%	7.9%	8.0%	8.0%
Rate of increase in compensation levels	5.1%	5.1%	5.1%	5.1%	5.1%
Rate of return on plan assets	7.9%	8.0%	7.9%	8.0%	8.0%

The company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of September 30, 2008 and March 31, 2008, all of the plan assets are invested in debt securities. Actual return on assets for the three months ended September 30, 2008 and 2007 was $2 million and $1 million, respectively. Actual return on assets for the six months ended September 30, 2008 and 2007 and year ended March 31, 2008 was $3 million, $2 million and $5 million, respectively.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months ended September 30, 2008 and 2007, six months ended September 30, 2008 and 2007 and year ended March 31, 2008 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute approximately $5 million to the gratuity trusts during fiscal 2009.

2.14.2 Superannuation

The company contributed $3 million each to the superannuation plan during the three months ended September 30, 2008 and 2007, $6 million each during the six months ended September 30, 2008 and 2007 and $11 million for the year ended March 31, 2008. Since fiscal 2008, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

2.14.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company have been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the company’s actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly the company is unable to exhibit the related information.

The company contributed $8 million and $7 million to the provident fund during the three months ended September 30, 2008 and 2007, respectively and $17 million, $14 million and $30 million during the six months ended September 30, 2008 and 2007 and year ended March 31, 2008, respectively.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Salaries and bonus	$613	$534	$1,225	$1,025	$2,164
Defined contribution plans	3	3	6	6	11
Defined benefit plans	10	9	20	18	40
Share-based compensation	-	1	-	2	3
	$626	$547	$1,251	$1,051	$2,218

The employee benefit cost is recognized in the following line items in the income statement:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Cost of sales	$553	$485	$1,112	$934	$1,976
Selling and marketing expenses	48	41	90	76	153
Administrative expenses	25	21	49	41	89
	$626	$547	$1,251	$1,051	$2,218

2.15 Equity

Share capital and share premium

Infosys has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in the income statement is credited to share premium.

Retained earnings

Retained earnings represent the distributable amount of earnings of the company.

Other components of equity

Other components of equity consist of currency translation reserves.

The company's objectives when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at September 30, 2008, the company has only one class of equity shares and has no debts.

The rights of equity shareholders are set out below.

2.15.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.15.2 Dividends

The company declares and pays dividends in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net profit computed in accordance with current regulations to a general reserve. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

The amount of per share dividend recognized as distributions to equity share holders for the six months ended September 30, 2008 and 2007 and year ended March 31, 2008 were $0.80, $0.19 and $0.36, respectively.

2.15.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the shareholders.

2.15.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.16 Other income (expenses)

Other income (expenses) consists of the following:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Exchange gains (losses) on forward and options contracts	$(50)	$9	$(116)	$55	$26
Exchange gains (losses) on translation of other assets and liabilities	22	(9)	69	(38)	(24)
Others	-	1	1	1	2
	$(28)	$1	$(46)	$18	$4

2.17 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases were $6 million and $5 million, $13 million and $9 million and $22 million for the three months ended September 30, 2008 and 2007, six months ended September 30, 2008 and 2007 and year ended March 31, 2008, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Within one year of the balance sheet date	$18	$16
Due in a period between one year and five years	47	36
Due after five years	$15	$19

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

2.18 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company's 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting.

The activity in the 1998 Plan and 1999 Plan during the six months ended September 30, 2008 and 2007 and year ended March 31, 2008 are set out below.

	Six months ended September 30, 2008		Six months ended September 30, 2007		Year ended March 31, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	1,530,447	$20	2,084,124	$21	2,084,124	$21
Forfeited and expired	(38,900)	$51	-	-	(53,212)	$51
Exercised	(275,602)	$19	-	-	(500,465)	$19
Outstanding at the end	1,215,945	$20	2,084,124	$21	1,530,447	$20
Exercisable at the end	1,215,945	$20	2,084,124	$21	1,530,447	$20
1999 Plan:
Outstanding at the beginning	1,494,693	$29	1,897,840	$26	1,897,840	$26
Forfeited and expired	(162,336)	$44	(66,623)	$52	(117,716)	$44
Exercised	(228,495)	$15	-	-	(285,431)	$16
Outstanding at the end	1,103,862	$25	1,831,217	$27	1,494,693	$29
Exercisable at the end	742,981	$15	1,259,079	$15	1,089,041	$20

The weighted average share price of options exercised under the 1998 Plan during the six months ended September 30, 2008 and year ended March 31, 2008 were $43.02 and $40.81, respectively. The weighted average share price of options exercised under the 1999 Plan during the six months ended September 30, 2008 and year ended March 31, 2008 were $41.07 and $40.66, respectively.

The following table summarizes information about share options outstanding and exercisable as of September 30, 2008:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	487,411	2.04	$12	487,411	2.04	$12
16-30	631,254	1.54	$22	631,254	1.54	$22
31-45	66,880	0.64	$38	66,880	0.64	$38
46-60	14,080	0.57	$53	14,080	0.57	$53
61-83	16,320	0.37	$70	16,320	0.37	$70
	1,215,945	1.66	$20	1,215,945	1.66	$20
1999 Plan:
7-15	388,979	1.79	$10	388,979	1.79	$10
16-30	303,618	0.95	$18	303,618	0.95	$18
31-53	411,265	1.59	$49	50,384	2.84	$49
	1,103,862	1.49	$27	742,981	1.52	$16

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	621,953	2.45	$12	621,953	2.45	$12
16-30	746,834	1.93	$22	746,834	1.93	$22
31-45	101,880	0.94	$38	101,880	0.94	$38
46-60	29,860	0.65	$54	29,860	0.65	$54
61-83	29,920	0.87	$68	29,920	0.87	$68
	1,530,447	2.03	$20	1,530,447	2.03	$20
1999 Plan:
7-15	526,359	2.11	$11	526,359	2.11	$11
16-30	413,030	1.28	$20	413,030	1.28	$20
31-53	555,304	1.83	$53	149,652	0.95	$52
	1,494,693	1.78	$29	1,089,041	2.44	$20

Infosys BPO's 2002 Plan (the 2002 Plan) provides for the grant of share options to its employees and was approved by its Board of Directors and shareholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Infosys BPO. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Infosys BPO in a general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire in six months from the date of completion of last vesting.

The activity in the 2002 Plan during the six months September 30, 2008 and 2007 and year ended March 31, 2008 are set out below.

	Six months ended September 30, 2008		Six months ended September 30, 2007		Year ended March 31, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Plan:
Outstanding at the beginning	-	-	2,200	$2.72	2,200	$2.72
Forfeited and expired	-	-	(1,825)	$2.36	(2,200)	$2.72
Exercised	-	-	-	-	-	-
Outstanding at the end	-	-	375	$4.46	-	-
Exercisable at the end	-	-	375	$4.46	-	-

The company recorded share-based compensation of $1 million and $2 million and $3 million for the three months and six months ended September 30, 2007 and year ended March 31, 2008, respectively. The share-based compensation recognized for the three months and six months ended September 30, 2008 was not material.

2.19 Income taxes

Income tax expense in the income statement comprises:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Current income tax
Domestic	$36	$18	$70	$50	$133
Foreign	35	27	47	35	88
	71	45	117	85	221
Deferred income tax
Domestic	(15)	5	(30)	(7)	(47)
Foreign	-	(2)	(1)	(2)	(3)
	(15)	3	(31)	(9)	(50)
Income tax expense	$56	$48	$86	$76	$171

Current foreign tax expense for the six months ended September 30, 2008 and 2007 and year ended March 31, 2008 include a net tax benefit of $7 million and $13 million and $30 million, respectively, for reversal of income tax liability no longer required. Entire deferred tax income for the three months and six months ended September 30, 2008 and 2007 and year ended March 31, 2008 relates to origination and reversal of temporary difference.

Income tax benefits of $6 million on exercise of employee stock options have been recognized directly in equity for the year ended March 31, 2008. No amounts have been directly recognized in equity during the three months and six months ended September 30, 2008 and 2007.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Profit before income taxes	$376	$321	$714	$614	$1,334
Enacted tax rates in India	33.99%	33.99%	33.99%	33.99%	33.99%
Computed expected tax expense	$128	$109	$243	$209	$453
Tax effect due to non-taxable income for Indian tax purposes	(89)	(77)	(172)	(136)	(282)
Tax reversals	-	-	(7)	(13)	(30)
Interest and penalties	4	-	4	-	11
Effect of unrecognized deferred tax assets	7	10	7	10	6
Effect of differential foreign tax rates	6	2	6	4	11
Others	-	4	5	2	2
Income tax expense	$56	$48	$86	$76	$171

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs would not be available from fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2008, Infosys’ U.S. branch net assets amounted to approximately $471 million. As of September 30, 2008, the company had not triggered the BPT and intends to maintain the current level of its net assets in the United States, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

Deferred income tax liabilities have not been recognized on temporary differences associated with investments in subsidiaries and branches (including the temporary differences arising from undistributed profits and foreign exchanges translation differences) as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months and six months ended September 30, 2008 and 2007 and year ended March 31, 2008 is as follows:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Net current income tax asset/ (liability) as at the beginning	$(79)	$3	$(46)	$29	$29
Translation differences	2	(3)	7	(1)	3
Income tax benefit arising on exercise of stock options	-	-	-	-	6
Income tax paid	68	56	76	68	137
Income tax expense	(71)	(45)	(117)	(85)	(221)
Net current income tax asset/ (liability) as at the end	$(80)	$11	$(80)	$11	$(46)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)
	As of
	September 30, 2008	March 31, 2008
Deferred income tax assets
Property, plant and equipment	$24	$23
Minimum alternate tax credit carry-forwards	64	44
Others	5	7
Total gross deferred income tax assets	93	74
Deferred income tax liabilities
Intangible asset	-	(1)
Total gross deferred income tax liabilities	93	(1)
Net deferred income tax assets	$93	$73

Deferred income tax assets to be recovered after more than 12 months	$88	$67
Deferred income tax liabilities to be recovered after more than 12 months	-	(1)
Deferred income tax assets to be recovered within 12 months	5	7
	$93	$73

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and six months ended September 30, 2008 and 2007 and year ended March 31, 2008 is as follows:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Net deferred income tax asset as at the beginning	$84	$35	$73	$21	$21
Translation differences	(6)	4	(11)	6	3
Acquisition of subsidiary	-	-	-	-	(1)
Credits relating to temporary differences	15	(3)	31	9	50
Net deferred income tax asset as at the end	$93	$36	$93	$36	$73

The credits relating to temporary differences during the three months and six months ended September 30, 2008 and 2007 and year ended March 31, 2008 is primarily on account of minimum alternate tax credit and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10B of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of $64 million and $44 million has been recognized on the balance sheet as of September 30, 2008 and March 31, 2008, respectively, which can be carried forward for a period of seven years from the year of recognition.

The tax loss carry-forwards of $39 million as of September 30, 2008 and $36 million as of March 31, 2008 relating to a foreign subsidiary, for which no deferred income tax asset has been created, will expire at various dates through March 31, 2029, as it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

2.20 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Basic earnings per equity share - weighted average number of equity shares outstanding	569,592,198	568,376,262	569,479,023	568,376,262	568,564,740
Effect of dilutive common equivalent shares - share options outstanding	1,129,108	2,073,512	1,243,994	2,102,364	1,908,547
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	570,721,306	570,449,774	570,723,017	570,478,626	570,473,287

Options to purchase 46,400 shares and 78,780 shares for the three months ended September 30, 2008 and 2007, respectively, under the 1998 Plan and 411,265 shares and 572,139 shares for the three months ended September 30, 2008 and 2007, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

Options to purchase 46,400 shares, 78,780 shares and 59,780 shares for the six months ended September 30, 2008 and 2007 and year ended March 31, 2008, respectively, under the 1998 Plan and 411,265 shares, 572,139 shares and 573,552 shares for the six months ended September 30, 2008 and 2007 and year ended March 31, 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

2.21 Related party transactions

List of subsidiaries:

		Holding as at
Particulars	Country	September 30, 2008	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
P-Financial Services Holding B.V. *	Netherlands	99.98%	99.98%
Mainstream Software Pty. Ltd **	Australia	100%	-

* Infosys BPO s.r.o and P-Financial Services Holding B.V. are wholly owned subsidiaries of Infosys BPO. Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and Pan-Financial Shared Services India Private Limited are three wholly owned subsidiaries of P-Financial Services Holding B.V.

**Mainstream Software Pty. Ltd, is a wholly owned subsidiary of Infosys Australia.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plans of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Refer Note 2.14 for information on transactions with post-employment benefit plans mentioned above.

Infosys has provided guarantee for performance of certain contracts entered into by Infosys BPO.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Salaries and other short-term employee benefits	$1	$1	$4	$2	$4
Post-employment benefits	-	-	-	-	-
Other long term benefits	-	-	-	-	-
Share-based payments	-	-	-	-	-
Total	$1	$1	$4	$2	$4

2.22 Segment reporting

IFRS 8, Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.22.1 Industry segments

(Dollars in millions)
Three months ended September 30, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$405	$244	$232	$147	$188	$1,216
Identifiable operating expenses	166	99	81	60	74	480
Allocated expenses	111	67	63	40	53	334
Segment profit	128	78	88	47	61	402
Unallocable expenses						41
Operating profit						361
Other expenses						(28)
Finance income						43
Profit before income taxes						376
Income tax expense						56
Net profit						$320
Depreciation						$40
Non-cash expenses other than depreciation						$1

Three months ended September 30, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$373	$143	$210	$127	$169	$1,022
Identifiable operating expenses	151	61	79	53	70	414
Allocated expenses	105	40	59	36	48	288
Segment profit	117	42	72	38	51	320
Unallocable expenses						37
Operating profit						283
Other income						1
Finance income						37
Profit before income taxes						321
Income tax expense						48
Net profit						$273
Depreciation						$36
Non-cash expenses other than depreciation						$1

Six months ended September 30, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$803	$457	$460	$287	$364	$2,371
Identifiable operating expenses	343	196	164	121	148	972
Allocated expenses	219	124	124	78	100	645
Segment profit	241	137	172	88	116	754
Unallocable expenses						83
Operating profit						671
Other income						(46)
Finance income						89
Profit before income taxes						714
Income tax expense						86
Net profit						$628
Depreciation						$80
Non-cash expenses other than depreciation						$1

Six months ended September 30, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$708	$269	$414	$227	$332	$1,950
Identifiable operating expenses	301	118	155	97	138	809
Allocated expenses	201	76	118	65	94	554
Segment profit	206	75	141	65	100	587
Unallocable expenses						73
Operating profit						514
Other income						18
Finance income						82
Profit before income taxes						614
Income tax expense						76
Net profit						$538
Depreciation						$71
Non-cash expenses other than depreciation						$2

Year ended March 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,494	$615	$900	$492	$675	$4,176
Identifiable operating expenses	611	270	327	205	277	1,690
Allocated expenses	420	172	253	139	189	1,173
Segment profit	463	173	320	148	209	1,313
Unallocable expenses						154
Operating profit						1,159
Other income						4
Finance income						171
Profit before income taxes						1,334
Income tax expense						171
Net profit						$1,163
Depreciation						$149
Non-cash expenses other than depreciation						$3

2.22.2 Geographic segments

(Dollars in millions)
Three months ended September 30, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$747	$342	$15	$112	$1,216
Identifiable operating expenses	309	131	2	38	480
Allocated expenses	205	94	4	31	334
Segment profit	233	117	9	43	402
Unallocable expenses					41
Operating profit					361
Other expenses					(28)
Finance income					43
Profit before income taxes					376
Income tax expense					56
Net profit					$320
Depreciation					$40
Non-cash expenses other than depreciation					$1

Three months ended September 30, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$639	$280	$10	$93	$1,022
Identifiable operating expenses	269	112	1	32	414
Allocated expenses	180	79	3	26	288
Segment profit	190	89	6	35	320
Unallocable expenses					37
Operating profit					283
Other income					1
Finance income					37
Profit before income taxes					321
Income tax expense					48
Net profit					$273
Depreciation					$36
Non-cash expenses other than depreciation					$1

Six months ended September 30, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$1,470	$658	$29	$214	$2,371
Identifiable operating expenses	626	258	8	80	972
Allocated expenses	400	179	8	58	645
Segment profit	444	221	13	76	754
Unallocable expenses					83
Operating profit					671
Other income					(46)
Finance income					89
Profit before income taxes					714
Income tax expense					86
Net profit					$628
Depreciation					$80
Non-cash expenses other than depreciation					$1

Six months ended September 30, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$1,220	$528	$27	$175	$1,950
Identifiable operating expenses	527	210	6	66	809
Allocated expenses	346	150	8	50	554
Segmental operating income	347	168	13	59	587
Unallocable expenses					73
Operating profit					514
Other income					18
Finance income					82
Profit before income taxes					614
Income tax expense					76
Net profit					$538
Depreciation					$71
Non-cash expenses other than depreciation					$2

Year ended March 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$2,589	$1,172	$55	$360	$4,176
Identifiable operating expenses	1,094	452	11	133	1,690
Allocated expenses	727	329	16	101	1,173
Segment profit	768	391	28	126	1,313
Unallocable expenses					154
Operating profit					1,159
Other income					4
Finance income					171
Profit before income taxes					1,334
Income tax expense					171
Net profit					$1,163
Depreciation					$149
Non-cash expenses other than depreciation					$3

2.23 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the reasonable opinion of management, have a material effect on the results of operations or the financial position of the company.

2.24 Tax contingencies

During fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled 'Risk Factors' and elsewhere in this Quarterly Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, product engineering, maintenance, systems integration, package evaluation and implementation, validation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

Our professionals deliver high quality solutions through our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. Since the effective use of offshore technology services offers lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, corporations are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and availability of abundant skilled resources. Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore service providers in India.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Quarterly Report.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offering in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On December 18, 2006 we were added to the NASDAQ-100 Index and became the first Indian company to be a part of one of the major global indices.

During the six months ended September 30, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited for a consideration of $3 million.

During fiscal 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for a consideration of $27 million. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

At our Annual General Meeting held on June 14, 2008, our shareholders approved a final dividend of $0.18 per equity share and a special dividend of $0.50 per equity share, which dividends in the aggregate have resulted in a cash outflow of $424 million, including corporate dividend tax of $63 million.

Our Board of Directors, in their meeting held on October 10, 2008 approved payment of an interim dividend of approximately $0.21 per equity share for fiscal 2009. The dividend payment is expected to result in a cash outflow of approximately $142 million, including corporate dividend tax, and is expected to be paid by end of October, 2008.

As of September 30, 2008 we had approximately 100,300 employees.

The following table sets forth our growth in revenues and net profit for the six months ended September 30, 2008 over fiscal 2008:

(Dollars in millions)
	Six months ended September 30, 2008	Fiscal 2008
Revenues	$2,371	$4,176
Net Profit	$628	$1,163

Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. For the six months ended September 30, 2008, and fiscal 2008, 99.3% and 97.0% of our revenues came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

Our business is designed to enable us to seamlessly deliver our onsite and offshore capabilities using a distributed project management methodology, which we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies.

The following table sets forth our revenues by geographic segments for the six months ended September 30, 2008 and fiscal 2008:

	Percentage of Revenues
Geographic Segments	Six months ended September 30, 2008	Fiscal 2008
North America	62.0%	62.0%
Europe	27.8%	28.1%
India	1.2%	1.3%
Rest of the World	9.0%	8.6%

Our growth strategy is substantially focused on the expansion of our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and our economic downturns in that region.

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.8% of our total revenues for the six months ended September 30, 2008 and 3.6% of our total revenues for fiscal 2008.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for works where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points.

Cost of Sales

Cost of sales represented 58.5% of total revenues for the six months ended September 30, 2008 and 58.7% of total revenues for fiscal 2008. Our cost of sales primarily consists of salary and other compensation expenses (including share-based compensation), depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years and amortize intangible assets over their estimated useful life. Third party software is expensed over the estimated useful life. We recorded share-based compensation expense of $1 million under cost of sales during fiscal 2008 using the fair value recognition provisions contained in IFRS 2 Share-based Payment. For the six months ended September 30, 2008, share based compensation expenses was not material. Amortization expense for the six months ended September 30, 2008 was $1 million. For fiscal 2008 the same was not material.

We typically assume full project management responsibility for each project that we undertake. Approximately 74.4% and 73.3% of the total billed person-months for our services during the six months ended September 30, 2008 and fiscal 2008, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the six months ended September 30, 2008 and fiscal 2008, approximately 3.3% and 2.7% of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and marketing expenses

Selling and marketing expenses represented 5.4% of total revenues for the six months ended September 30, 2008 and 5.5% of total revenues for fiscal 2008. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. We recorded share-based compensation expense of $1 million in selling and marketing expenses during fiscal 2008 using the fair value recognition provisions contained in IFRS 2 Share-based Payment. For the six months ended September 30, 2008, share-based compensation expense was not material. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 7.7% of total revenues for the six months ended September 30, 2008 and 8.0% of total revenues for fiscal 2008. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. We recorded share-based compensation expense of $1 million in administrative expenses during fiscal 2008 using the fair value recognition provisions contained in IFRS 2 Share-based Payment. For the six months ended September 30, 2008, share-based compensation expense was not material.

Other Income

Other income includes foreign currency exchange gains / (losses) including marked to market gains / (losses) on foreign exchange forward and option contracts.

Finance Income

Finance Income includes interest income and income from liquid mutual fund investments.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements included in this Quarterly Report are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to India, and either:

  sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign currency;
  retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or
  use it for discharge of debt or liabilities denominated in foreign currency.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operating cost for our overseas branch. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $172 million and $282 million for the six months ended September 30, 2008 and fiscal 2008 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs would not be available from fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of such tax incentives and a credit of $7 million, being liability no longer required for the six months ended September 30, 2008, and a credit of $30 million, net, for fiscal 2008, our effective tax rate for the six months ended September 30, 2008 was 12.0% which would have been 13.0% without considering the credit of $7 million and our effective tax rate for fiscal 2008 was 12.8%, which would have been 15.1% without considering the credit of $30 million. The decrease in the effective tax rate to 13.0% for the six months ended September 30, 2008 from 15.1% for fiscal 2008 is mainly due to the tax incentives being available to the company as well as reduction in other income due to foreign currency losses. Our Indian statutory tax rate for the same period was 33.99%.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10B of the Income Tax Act; consequently we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. We are required to pay MAT, and, accordingly, a deferred tax asset of $64 million has been recognized on the balance sheet as of September 30, 2008, which can be carried forward for a period of seven years from the year of recognition.

Results for the three months ended September 30, 2008 compared to the three months ended September 30, 2007

Revenues

The following table sets forth the growth in our revenues for the three months ended September 30, 2008 over the corresponding period in 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Revenues	$1,216	$1,022	$194	19.0%

Revenues increased in almost all segments of our business. The increase in revenues is attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing. During the three months ended September 30, 2008, majority of the currencies have depreciated significantly against the U.S. dollar, with the United Kingdom Pound Sterling having depreciated 7.9%, on an average, when compared to three months ended September 30, 2007. During the same period, Euro and Australian dollar have appreciated by 7.2% and 2.3%, respectively, on an average, when compared to three months ended September 30, 2007. These cross currency fluctuations have adversely impacted our reported revenues during the three months ended September 30, 2008. Had the exchange rate between each of these currencies and the U.S. dollar remained constant, during the three months ended September 30, 2008 in comparison to three months ended September 30, 2007, our revenues in constant currency terms for the three months ended September 30, 2008 would have been higher by $5 million at $1,221 million as against our reported revenues of $1,216 million.

The following table sets forth our revenues by industry segments for the three months ended September 30, 2008 and September 30, 2007:

	Percentage of Revenues
	Three months ended September 30,
Industry Segments	2008	2007
Financial services	33.3%	36.5%
Manufacturing	20.1%	14.0%
Telecommunication	19.0%	20.5%
Retail	12.1%	12.4%
Others including utilities, logistics and services	15.5%	16.6%

Revenues from services represented 96.4% of total revenues for the three months ended September 30, 2008 as compared to 96.3% for the three months ended September 30, 2007. Sale of our software products represented 3.6% of our total revenues for the three months ended September 30, 2008 as compared to 3.7% for the three months ended September 30, 2007.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the three months ended September 30, 2008 and September 30, 2007:

	Percentage of total services revenues
	Three months ended September 30,
	2008	2007
Fixed-price, fixed-time frame contracts	34.1%	29.8%
Time-and-materials contracts	65.9%	70.2%

The following table sets forth our revenues by geographic segments for the three months ended September 30, 2008 and September 30, 2007:

	Percentage of Revenues
	Three months ended September 30,
Geographic Segments	2008	2007
North America	61.5%	62.5%
Europe	28.1%	27.4%
India	1.2%	1.0%
Rest of the World	9.2%	9.1%

During the three months ended September 30, 2008 the total billed person-months for our services other than business process management grew by 17.3% compared to the three months ended September 30, 2007.The onsite and offshore volume growth for our services other than business process management were 13.7% and 19.0% during the three months ended September 30, 2008 compared to the three months ended September 30, 2007. During the three months ended September 30, 2008 there was a 1.7% increase in onsite rates and a 1.9% increase in offshore rates compared to the three months ended September 30, 2007 for our services other than business process management.

Cost of Sales

The following table sets forth our cost of sales for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Cost of sales	$ 691	$591	$100	16.9%
As a percentage of revenues	56.8%	57.8%

(Dollars in millions)
	Three months ended September 30,		Change
	2008	2007
Personnel costs	$553	$485	$68
Depreciation	41	36	5
Overseas travel expenses	35	27	8
Cost of software packages	21	13	8
Provision for post-sales client support	1	1	-
Rent	4	2	2
Communication expenses	6	4	2
Cost of technical sub-contractors	25	17	8
Computer maintenance	2	2	-
Consumables	2	1	1
Travelling and conveyance	-	-	-
Other expenses	1	3	(2)
Total	$691	$591	$100

The increase in personnel costs can be attributed to an increase in the number of employees and a compensation review effected in April 2008.

Gross Profit

The following table sets forth our gross profit for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Gross profit	$525	$431	$94	21.8%
As a percentage of revenues	43.2%	42.2%

The increase in gross profit as a percentage of revenues for the three months ended September 30, 2008 from the three months ended September 30, 2007 is attributable to a 19.0% increase in revenues for the three months ended September 30, 2008, which was partially offset by a 16.9% increase in cost of sales in the same period compared to the three months ended September 30, 2007.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for total services, excluding business process outsourcing services:

	Three months ended September 30,
	2008	2007
Including trainees	70.7%	71.2%
Excluding trainees	74.1%	79.5%

The increase in gross profit in spite of a decrease in utilization rate is primarily attributable to an increase in onsite and offshore rates for our services other than business process management.

Selling and Marketing Expenses

The following table sets forth our selling and marketing expenses for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Selling and marketing expenses	$68	$71	$(3)	(4.2)%
As a percentage of revenues	5.6%	6.9%

(Dollars in millions)
	Three months ended September 30,		Change
	2008	2007
Personnel costs	$48	$41	$7
Overseas travel expenses	7	6	1
Brand building	6	4	2
Commission charges	2	15	(13)
Professional charges	2	2	-
Marketing expenses	3	1	2
Other expenses	-	2	(2)
Total	$68	$71	$(3)

The number of our sales and marketing personnel increased to 697 as of September 30, 2008 from 534 as of September 30, 2007. The increase in personnel costs can be attributed to an increase in the number of employees and a compensation review effected in April 2008. Commission charges for the three months ended September 30, 2007 primarily comprised of earnout charges provided and paid for during the same period.

Administrative Expenses

The following table sets forth our administrative expenses for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Administrative expenses	$96	$77	$19	24.7%
As a percentage of revenues	7.9%	7.5%

(Dollars in millions)
	Three months ended September 30,		Change
	2008	2007
Personnel costs	$25	$21	$4
Professional charges	16	11	5
Office maintenance	9	8	1
Power and fuel	8	8	-
Telephone charges	9	8	1
Travelling and conveyance	9	4	5
Allowance for impairment of trade receivables	7	1	6
Rates and taxes	2	2	-
Rent	1	2	(1)
Repairs and maintenance	4	2	2
Insurance charges	1	1	-
Postage and courier	-	-	-
Printing and stationery	1	1	-
Other expenses	4	8	(4)
Total	$96	$77	$19

The factors which affect the fluctuations in our allowance for impairment of trade receivables include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Operating Profit

The following table sets forth our operating profit for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Operating profit	$361	$283	$78	27.6%
As a percentage of revenues	29.7%	27.8%

Other Income (Expenses) and Finance Income

The following table sets forth our other income (expenses) and finance income for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Other income (expenses)	$(28)	$1	$(29)	-
Finance Income	$43	$37	$6	16.2%

We recorded foreign exchange loss of $28 million during the three months ended September 30, 2008 compared to a foreign exchange gain of $1 million during the three months ended September 30, 2007. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the three months ended September 30, 2008 and September 30, 2007 are denominated:

	Percentage of Revenues
	Three months ended September 30,
Currency	2008	2007
U.S. dollar	70.4%	71.7%
United Kingdom Pound Sterling	13.3%	13.7%
Euro	7.2%	5.3%
Australian dollar	4.4%	5.7%
Others	4.7%	3.6%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended September 30, 2008 and September 30, 2007:

	Three months ended September 30,		Appreciation / (Depreciation) in percentage
	2008(Rs.)	2007(Rs.)
Average exchange rate during the period:
U.S. dollar	44.50	40.19	(10.7)%
United Kingdom Pound Sterling	83.12	81.60	(1.9)%
Euro	66.21	55.68	(18.9)%
Australian dollar	38.81	34.29	(13.2)%

	Three months ended September 30,
	2008 (Rs.)	2007 (Rs.)
Exchange rate at the beginning of the period:
U.S. dollar	43.04	40.58
United Kingdom Pound Sterling	85.77	81.42
Euro	68.06	54.86
Australian dollar	41.54	34.46
Exchange rate at the end of the period:
U.S. dollar	46.97	39.75
United Kingdom Pound Sterling	84.68	81.05
Euro	67.41	56.52
Australian dollar	38.28	35.20
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(9.1)%	2.0%
United Kingdom Pound Sterling	1.3%	0.5%
Euro	1.0%	(3.0)%
Australian dollar	8.0%	(2.1)%

For the three months ended September 30, 2008, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.4%. The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a loss of $50 million for the three months ended September 30, 2008 compared to a gain of $9 million during the three months ended September 30, 2007 on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Income tax expense	$ 56	$48	$8	16.7%
Effective tax rate	14.9%	15.0%

Net Profit

The following table sets forth our net profit for the three months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Three months ended September 30,		Change	Percentage Change
	2008	2007
Net profit	$320	$273	$47	17.2%
As a percentage of revenues	26.3%	26.7%

The decrease in net profit as a percentage of revenues for the three months ended September 30, 2008 from the three months ended September 30, 2007 is attributable to the decrease in other income.

Results for the six months ended September 30, 2008 compared to the six months ended September 30, 2007

Revenues

The following table sets forth the growth in our revenues for the six months ended September 30, 2008 over the corresponding period in 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Revenues	$2,371	$1,950	$421	21.6%

Revenues increased in almost all segments of our business. The increase in revenues is attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing and retail. During the six months ended September 30, 2008, majority of the currencies have depreciated significantly against the U.S. dollar, with the United Kingdom Pound Sterling depreciating by 5.0%, on an average, when compared to six months ended September 30, 2007. During the same period Euro and Australian Dollar have appreciated by 11.7%, and 7.1%, respectively, on an average, when compared to six months ended September 30, 2007. Had the exchange rate between each of these currencies and the U.S. dollar remained constant, during the six months ended September 30, 2008 in comparison to six months ended September 30, 2007, our revenues in constant currency terms for the six months ended September 30, 2008 would have been lower by $13 million at $2,358 million as against our reported revenues of $2,371 million.

The following table sets forth our revenues by industry segments for the six months ended September 30, 2008 and September 30, 2007:

	Percentage of Revenues
	Six months ended September 30,
Industry Segments	2008	2007
Financial services	33.9%	36.3%
Manufacturing	19.3%	13.8%
Telecommunication	19.4%	21.2%
Retail	12.1%	11.6%
Others including utilities, logistics and services	15.3%	17.1%

Revenues from services represented 96.2% of total revenues for the six months ended September 30, 2008 as compared to 96.5% for the six months ended September 30, 2007. Sale of our software products represented 3.8% of our total revenues for the six months ended September 30, 2008 as compared to 3.5% for the six months ended September 30, 2007.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the six months ended September 30, 2008 and September 30, 2007:

	Percentage of total services revenues
	Six months ended September 30,
	2008	2007
Fixed-price, fixed-time frame contracts	32.3%	28.7%
Time-and-materials contracts	67.7%	71.3%

The following table sets forth our revenues by geographic segments for the six months ended September 30, 2008 and September 30, 2007:

	Percentage of Revenues
	Six months ended September 30,
Geographic Segments	2008	2007
North America	62.0%	62.6%
Europe	27.8%	27.1%
India	1.2%	1.4%
Rest of the World	9.0%	8.9%

During the six months ended September 30, 2008 the total billed person-months for our services other than business process management grew by 17.9% compared to the six months ended September 30, 2007.The onsite and offshore volume growth for our services other than business process management were 14.0% and 19.7% during the six months ended September 30, 2008 compared to the six months ended September 30, 2007. During the six months ended September 30, 2008 there was a 2.8% increase in onsite rates and a 3.1% increase in offshore rates compared to the six months ended September 30, 2007 for our services other than business process.

Cost of Sales

The following table sets forth our cost of sales for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Cost of Sales	$1,388	$1,160	$228	19.7%
As a percentage of revenues	58.5%	59.5%

(Dollars in millions)
	Six months ended September 30,		Change
	2008	2007
Personnel costs	$1,112	$934	$178
Depreciation	81	71	10
Overseas travel expenses	78	64	14
Cost of software packages	40	27	13
Provision for post-sales client support	1	1	-
Rent	9	5	4
Communication expenses	11	8	3
Cost of technical sub-contractors	45	37	8
Computer maintenance	3	3	-
Consumables	3	3	-
Travelling and conveyance	-	3	(3)
Other expenses	5	4	1
Total	$1,388	$1,160	$228

The increase in personnel costs is attributable to an increase in the number of employees and a compensation review effected in April 2008.

Gross Profit

The following table sets forth our gross profit for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Gross profit	$983	$790	$193	24.4%
As a percentage of revenues	41.5%	40.5%

The increase in gross profit as a percentage of revenues for the six months ended September 30, 2008 from the six months ended September 30, 2007 is attributable to a 21.6% increase in revenues for the six months ended September 30, 2008, which was partially offset by a 19.7% increase in cost of sales in the same period compared to the six months ended September 30, 2007.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for total services, excluding business process outsourcing services:

	Six months ended September 30,
	2008	2007
Including trainees	70.2%	71.2%
Excluding trainees	73.2%	77.3%

The increase in gross profit inspite of a decrease in utilization rate is primarily attributable to an increase in onsite and offshore rates for our services other than business process management.

Selling and Marketing Expenses

The following table sets forth our selling and marketing expenses for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Selling and marketing expenses	$129	$122	$7	5.7%
As a percentage of revenues	5.4%	6.3%

(Dollars in millions)
	Six months ended September 30,		Change
	2008	2007
Personnel costs	$90	$76	$14
Overseas travel expenses	16	13	3
Brand building	9	7	2
Commission charges	3	15	(12)
Professional charges	3	3	-
Marketing expenses	4	2	2
Other expenses	4	6	(2)
Total	$129	$122	$7

The number of our sales and marketing personnel increased to 697 as of September 30, 2008 from 534 as of September 30, 2007. The increase in personnel costs can be attributed to an increase in the number of employees and a compensation review effected in April 2008. Commission charges for the six months ended September 30, 2007 primarily comprised of earnout charges provided and paid for during the same period.

Administrative Expenses

The following table sets forth our administrative expenses for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Administrative expenses	$183	$154	$29	18.8%
As a percentage of revenues	7.7%	7.9%

(Dollars in millions)
	Six months ended September 30,		Change
	2008	2007
Personnel costs	$49	$41	$8
Professional charges	28	21	7
Office maintenance	18	15	3
Power and fuel	17	15	2
Telephone charges	18	16	2
Travelling and conveyance	16	11	5
Allowance for impairment of trade receivables	10	5	5
Rates and taxes	4	3	1
Rent	3	3	-
Repairs and maintenance	6	4	2
Insurance charges	3	3	-
Postage and courier	1	1	-
Printing and stationery	2	3	(1)
Other expenses	8	13	(5)
Total	$183	$154	$29

The factors which affect the fluctuations in our allowance for impairment of trade receivables include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Operating Profit

The following table sets forth our operating profit for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Operating profit	$671	$514	$157	30.5%
As a percentage of revenues	28.3%	26.3%

Other Income (Expenses) and Finance Income

The following table sets forth our other income (expenses) and finance income for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Other income (expenses)	$(46)	$18	$(64)	-
Finance Income	$89	$82	$7	8.5%

We recorded foreign exchange loss of $47 million and $1 million as miscellaneous income during the six months ended September 30, 2008 compared to a foreign exchange gain of $17 million and miscellaneous income of $1 million during the six months ended September 30, 2007. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the six months ended September 30, 2008 and September 30, 2007 are denominated:

	Percentage of Revenues
	Six months ended September 30,
Currency	2008	2007
U.S. dollar	69.4%	71.6%
United Kingdom Pound Sterling	14.8%	13.7%
Euro	7.1%	5.1%
Australian dollar	4.6%	5.3%
Others	4.1%	4.3%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the six months ended September 30, 2008 and September 30, 2007:

	Six months ended September 30,		Appreciation / (Depreciation) in percentage
	2008(Rs.)	2007(Rs.)
Average exchange rate during the period:
U.S. dollar	43.25	40.42	(7.0)%
United Kingdom Pound Sterling	83.10	81.37	(2.1)%
Euro	65.92	55.38	(19.0)%
Australian dollar	39.41	34.15	(15.4)%

	Six months ended September 30,
	2008 (Rs.)	2007 (Rs.)
Exchange rate at the beginning of the period:
U.S. dollar	40.02	43.10
United Kingdom Pound Sterling	79.46	84.84
Euro	63.25	57.64
Australian dollar	36.55	34.93
Exchange rate at the end of the period:
U.S. dollar	46.97	39.75
United Kingdom Pound Sterling	84.68	81.05
Euro	67.41	56.52
Australian dollar	38.28	35.20
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(17.4)%	7.8%
United Kingdom Pound Sterling	(6.6)%	4.5%
Euro	(6.6)%	1.9%
Australian dollar	(4.7)%	(0.8)%

For the six months ended September 30, 2008, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.5%. The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a loss of $116 million for the six months ended September 30, 2008 compared to a gain of $55 million during the six months ended September 30, 2007 on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Income tax expense	$86	$76	$10	13.2%
Effective tax rate	12.0%	12.5%

The income tax expense for the six months ended September 30, 2008 included a credit of $7 million, for reversal of income tax liability no longer required. Due to the tax credit the effective tax rate for the six months ended September 30, 2008 had decreased to 12.0% as against a rate of 13.0% computed without considering the tax credit included in the income tax expense. The income tax expense for the six months ended September 30, 2007 included a credit of $13 million for liability no longer required. Due to the tax credit the effective tax rate for the six months ended September 30, 2007 had decreased to 12.5% as against a rate of 14.6% computed without considering the tax credit included in the income tax expense. The decrease in the effective tax rate to 13.0% for the six months ended September 30, 2008 from 14.6% for the six months ended September 30, 2007, is mainly due to the tax incentives being available to the company as well as reduction in other income due to foreign currency losses.

Net Profit

The following table sets forth our net profit for the six months ended September 30, 2008 and September 30, 2007:

(Dollars in millions)
	Six months ended September 30,		Change	Percentage Change
	2008	2007
Net profit	$628	$538	$90	16.7%
As a percentage of revenues	26.5%	27.6%

The decrease in net profit as a percentage of revenues for the six months ended September 30, 2008 from the six months ended September 30, 2007 is attributable to a significant decrease in other income.

Liquidity and Capital Resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of September 30, 2008, we had $2,306 million in working capital, including $1,886 million in cash and cash equivalents, and no outstanding bank borrowings. As of March 31, 2008, we had $2,565 million in working capital, including $2,058 million in cash and cash equivalents and $18 million invested in available-for-sale financial assets, and no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various geographic locations or industry segments, in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These include restricted deposits of $1 million each as at September 30, 2008 and as at March 31, 2008 with the restrictions primarily on account of accrued dividends.

In summary, our cash flows were:

(Dollars in millions)
	Six months ended September30,
	2008	2007
Net cash provided by operating activities	$700	$589
Net cash used in investing activities	(171)	(176)
Net cash used in financing activities	$(416)	$(107)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and increases in income taxes and other current liabilities and provisions, decrease in accounts receivable, offset in part by increase in unbilled revenue and prepayments and other current assets and decrease in trade payables.

Trade receivables increased by $69 million during the six months ended September 30, 2008, compared to an increase of $34 million during the six months ended September 30, 2007. Trade receivables as a percentage of last 12 months revenues represented 16.4% and 17.8% as of September 30, 2008 and 2007. Days Sales Outstanding on the basis of last 12 months revenues were 60 days and 65 days at September 30, 2008 and at September 30, 2007 respectively. Prepayments and other assets decreased by $18 million during the six months ended September 30, 2008 compared to an increase of $39 million during the six months ended September 30, 2007. There was an increase in unbilled revenues of $77 million during the six months ended September 30, 2008, compared to an increase of $25 million during the six months ended September 30, 2007. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other liabilities and provisions increased by $87 million during the six months ended September 30, 2008 compared to an increase of $54 million during the six months ended September 30, 2007. Unearned revenues increased by $25 million during the six months ended September 30, 2008, compared to an increase of $12 million during the six months ended September 30, 2007. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 32.3% and 67.7% of total services revenues for the six months ended September 30, 2008, as compared to 28.7% and 71.3% for the six months ended September 30, 2007.

Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the six months ended September 30, 2008 and 2007 was $168 million and $183 million, respectively for our software development centers. During the six months ended September 30, 2008, we invested $60 million in liquid mutual funds, $12 million in non-current deposits with corporations, and redeemed mutual fund investments of $76 million. During the six months ended September 30, 2007, we invested $425 million in liquid mutual fund units and redeemed mutual fund investments of $428 million. The proceeds realized from the redemption of mutual fund investments were used in our day to day business activities. Further, during the six months ended September 30, 2008, Infosys Australia acquired 100% of the equity of Mainstream Software Pty Limited for a consideration of $3 million of which $1 million is yet to be paid. Additionally during the six month period, Infosys BPO paid $1 million towards the acquisition of equity shares of P-Financial Services Holding B.V. which remained outstanding as at March 31, 2008.

Previously, we provided various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $29 million were outstanding as of September 30, 2008 and March 31, 2008 respectively.

Net cash used in financing activities for the six months ended September 30, 2008 was $416 million which comprised primarily of dividend payments of $424 million partially offset by $8 million of proceeds received from issuance of equity shares on exercise of share options by employees. Net cash used in financing activities for the six months ended September 30, 2007, comprised entirely of dividend payments of $107 million.

As of September 30, 2008, we had contractual commitments for capital expenditure of $107 million, compared to $166 million as of March 31, 2008. These commitments include approximately $105 million in commitments for domestic purchases as of September 30, 2008, compared to $150 million as of March 31, 2008, and $2 million in commitments for imports of hardware, supplies and services to support our operations generally as of September 30, 2008, compared to $16 million as of March 31, 2008, which we expect to be significantly completed by March 2009.

Reconciliation between Indian GAAP and IFRS

All financial information in this Quarterly Report is presented in accordance with IFRS, although we also report for Indian statutory purposes under Indian GAAP. The material differences that affect us are primarily attributable to IFRS requirements for the:

  accounting for share-based compensation under IFRS 2 and
  amortization of intangible assets

Reconciliation of Net Profit

(Dollars in millions)
	Six months ended September 30,
	2008	2007
Net profit as per Indian GAAP	$629	$540
Share-based compensation	-	(2)
Amortization of intangible assets	(1)	-
Net profit as per IFRS	$628	$538

Item 3. Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For the six months ended September 30, 2008 and September 30, 2007, U.S. dollar denominated revenues represented 69.4% and 71.6% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 14.8% and 13.7% of total revenues, while revenues denominated in the Euro represented 7.1% and 5.1% of total revenues while revenues denominated in Australian dollar represented 4.6% and 5.3% of the total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of September 30, 2008 and March 31, 2008 we had outstanding forward contracts of, $578 million, Euro 14 million and United Kingdom Pound Sterling 18 million and $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million, respectively. As of September 30, 2008 we held range barrier options of $306 million. As of March 31, 2008 we held range barrier options of $100 million and United Kingdom Pound Sterling 8 million, Euro Accelerator options of Euro 12 million and Euro Forward Extra of Euro 5 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Standards early adopted by the company

  IFRS 8, Operating Segments is applicable for annual periods beginning on or after July 1, 2009. We have early adopted this standard as at April 1, 2007. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

Standards issued but not yet effective and not early adopted by the company

  IAS 1, Presentation of Financial Statements, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of amendment made by IAS 27 (as amended in 2008) in paragraph 106. We will adopt this standard as at April 1, 2009.

  IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. We will adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.

  IAS 27, Consolidated and Separate Financial Statements, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. We will adopt this standard as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates are made as and when we become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in our financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

a. Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including expectation on tax position which are sustainable on a more likely than not basis.

Revenue Recognition

We derive our revenues primarily from software development and related services, business process management services and the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18 by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction (i.e. Maintenance), have been allocated to the delivered components for which specific fair values do not exist (i.e. Software Development). Accordingly, after identifying these separable components, Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized as per the percentage of completion method using an output measure of performance. Advances received for services and products, are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated income statement.

Income Tax

Our income tax expense comprises current and deferred income tax and is recognized in income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted using the purchase method under the provisions of IFRS 3, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the dates of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Goodwill represents the cost of business acquisition in excess of our interest in the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, we recognize the same immediately in the income statement. Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date and is measured at cost less accumulated impairment losses.

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

Item 4. Controls and Procedures

As of the end of the period covered by this Quarterly Report on Form 6-K, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.

There has been no change in our internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

Item 1A. Risk factors

Risk Factors

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

  the size, timing and profitability of significant projects, including large outsourcing deals;
  changes in our pricing policies or the pricing policies of our competitors;
  the proportion of services that we perform at our development centers or at our client sites;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT professionals;
  foreign currency fluctuations;
  economic fluctuations that affect the strength of the economy of the United States, Europe or any of the markets in which we operate;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  expenditures in connection with the submission of proposals for larger, more complex client engagements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients reorganizing their operations, mergers or acquisitions involving our clients, and changes in management;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases resulting from our clients' efforts to comply with regulatory requirements;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis compared with time and material contracts;
  utilization of billable employees; and
  unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our client base.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:

  the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;
  changes in regulations and taxation in India or the other countries in which we conduct business;
  currency fluctuations, particularly when the rupee appreciates in value against the US dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors, including, the economic conditions in the geographies in which we operate, including the United States and Europe.

In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $15 million in costs for visas in the three months ended June 30, 2008, compared to $5 million in the three months ended September 30, 2008. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the rupee against the dollar and other currencies and increased wage pressures in India and onsite. Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We expect increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

During the past fiscal year, the rupee appreciated substantially relative to the U.S. dollar. The exchange rate for one dollar as published by the Foreign Exchange Dealers’ Association of India was Rs. 40.12 as of March 31, 2008, as against Rs. 43.47 as of March 30, 2007. The appreciation of the rupee against the dollar adversely impacted our revenues and operating results for fiscal 2007 and 2008. Although the dollar has appreciated against the rupee during the first six months of fiscal 2009, we still experienced losses during such period related to foreign currency fluctuations as a result of our hedging activities. Increased selling and marketing expenses and other operating expenses, as well as fluctuations in foreign currency exchange rates including, in particular, the appreciation of the rupee against foreign currencies or the appreciation of the dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment, pricing pressure and rising wages in India and overseas could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past few years after a two-year downward trend due to a challenging global economic environment. Although spending on technology products and services is expected to continue to grow, the growth of global IT purchases is expected to slow in 2008. For example, in February 2008, the Forrester Global IT 2008 Market Outlook indicated that global purchases of IT goods and services is estimated to grow by 6% in 2008, as compared to an estimated increase of 12% in 2007. Any reduction in IT spending on account of the global economic slowdown, the turmoil in financial markets, or any slowdown in the growth of IT spending, could adversely impact our business.

Our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. This wage pressure is exacerbated by competition among Indian companies for qualified employees. Every year, we undertake a compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly on an annual basis. If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits. Pricing pressures from our clients and wage pressures in India have negatively impacted our operating results, and may do so in the future.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.

In the six months ended September 30, 2008, fiscal 2008 and fiscal 2007, approximately 62.0%, 62.0% and 63.3% of our revenues were derived from the United States. In the same periods, approximately 27.8%, 28.1% and 26.4% of our revenues were derived from Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia have contributed significantly to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the United States or European economy weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In the six months ended September 30, 2008, fiscal 2008 and fiscal 2007, we derived approximately 33.9%, 35.8% and 37.4% of our revenues from the financial services industry. The crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in recent times, with the United States federal government being forced to take over or provide financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a significant consolidation in any such industry may reduce the demand for our services and negatively affect our revenues and profitability. The subprime mortgage crisis and the resultant changes in the financial services sector may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and, consequently, adversely affect our revenues and profitability.

Further, over the past few months, there has also been a significant slowdown in the growth of the United States economy accompanied by a significant reduction in consumer spending in the United States. According to the final estimates issued by the US Bureau of Economic Analysis, the real Gross Domestic Product of the United States increased at an annual rate of 2.8% in the second quarter of 2008 as compared to a preliminary estimate of an annual rate of 3.3% during the same quarter. The subprime mortgage crisis and any slowdown, or recession, in the United States economy could have a material adverse impact on our revenues from certain industries that are especially vulnerable to the crisis or to an economic downturn. For instance, in the six months ended September 30, 2008, fiscal 2008 and fiscal 2007, we derived approximately 33.9%, 35.8% and 37.4% of our revenues from clients in the financial services industry, 19.4%, 21.6% and 19.3% of our revenues from clients in the telecommunications industry and about 12.1%, 11.8% and 10.1% of our revenues from clients in the retail industry, which industries are especially vulnerable to a slowdown, or recession, in the US economy. Any slowdown in the financial services industry, the telecommunications industry, the retail industry or in other industry segments, from which we generate revenues, could have a negative effect on our business and results of operations.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2004 and March 31, 2008 our total employees grew from approximately 25,700 to approximately 91,200. As of September 30, 2008, we had approximately 100,300 employees. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:

  recruiting, training and retaining sufficient skilled technical, marketing and management personnel;
  adhering to and further improving our high quality and process execution standards;
  preserving our culture, values and entrepreneurial environment;
  successfully expanding the range of services offered to our clients;
  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and
  maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (“Philips”), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips’ operations worldwide. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services that we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. Furthermore, our IT consulting business is not yet profitable, and its success in the future will depend on a number of factors. We cannot assure you that this business will become profitable in the future. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients' operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the six months ended September 30, 2008, fiscal 2008 and fiscal 2007, our largest client accounted for 7.8%, 9.1% and 7.0% of our total revenues, and our five largest clients together accounted for 19.2%, 20.9%, and 19.4% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries, in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States, which is our largest market, it is possible that there could be a change in the existing laws or the enactment of new legislations restricting offshore outsourcing which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations. The recent credit crisis in the United States has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or a government in Europe acquires equity positions in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity holdings by governmental entities in our clients may increase the ability of the respective governments to influence the decisions of these financial institutions to outsource offshore, which may in turn affect our business with these entities.

In addition, in the United Kingdom, the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, including the revisions to those regulations, will allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-UK companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter UK companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers.

Any of these events could adversely affect our revenues and operating profitability.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India, since 2004, hiring by technology companies has increased significantly. Excluding Infosys BPO and our other subsidiaries, we added approximately 5,600, 13,700 and 15,200 new employees, net of attrition, in the three months ended September 30, 2008, fiscal 2008 and fiscal 2007.

Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. The NASSCOM-McKinsey Report 2005 estimates that by 2010, employers will require approximately 2.3 million employees in India that provide IT and IT-enabled services, but that the number of qualified professionals that are trained to provide such services will be nearly 500,000 less than the projected requirements. Of this shortfall, approximately 70% will be in the IT-enabled services industry and the balance will be in the IT services industry. A shortage in the availability of qualified IT professionals in the markets in which we operate may affect our ability to hire an adequate number of skilled and experienced technology professionals. Our inability to hire such professionals may have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to hire, attract and retain personnel. For instance, the Finance Act, 2007 imposes a fringe benefit tax, or FBT, on companies with respect to specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The imposition of FBT may discourage technology companies in India from granting stock options to its employees. Although the Government of India has clarified that FBT imposed on a company may be passed on to its employees, any passing on of FBT by a company to its employees may reduce the effectiveness of stock option grants in attracting and retaining employees. Any passing on of FBT by us to our employees may affect our ability to hire skilled and experienced technology professionals.

Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually. Our comparable attrition rate for the six months ended September 30, 2008, fiscal 2008 and fiscal 2007 was 13.9%, 13.4% and 13.7%, without accounting for attrition in Infosys BPO or our other subsidiaries. Furthermore, attrition in the business process management industry is generally significantly higher than in the technology services industry. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

It is possible that the Central Government or State Governments in India may introduce legislation requiring employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such Central Government or State Government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council which consists of certain executive and other officers. Our future performance will be affected by any disruptions in the continued service of our executives and other officers. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the six months ended September 30, 2008, fiscal 2008 and fiscal 2007, revenues from fixed-price, fixed-timeframe projects accounted for 32.3%, 31.0% and 26.7% of our total services revenues, including revenues from our business process management services. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days' notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:

  financial difficulties for a client;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions;
  a change in outsourcing strategy by moving more work to the client's in-house technology departments or to our competitors;
  the replacement by our clients of existing software with packaged software supported by licensors;
  mergers and acquisitions; and
  consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or are terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. For instance, we recently introduced an integrated service solution, Software as a Service, or SaaS, that combines the supply of hardware and network infrastructure bundled with their maintenance and support with the licensing of third party or proprietary software, or the development of customized software, bundled with their implementation, integration and maintenance. Our new solutions, including the SaaS solution, are often based on a transaction based pricing model even though these solutions require us to incur significant upfront costs. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we adopt a transaction based pricing model, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Global Select Market rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2008, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2008, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 54 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of September 30, 2008, we had contractual commitments of approximately $107 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In the six months ended September 30, 2008, fiscal 2008 and fiscal 2007 earned 3.8%, 3.6% and 3.9% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products which we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 16.9% of our issued equity shares as of October 23, 2008. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, in 2004, we acquired Infosys Australia, and subsequently established Infosys China in China and Infosys Consulting in the United States. In fiscal 2008, we established a wholly-owned subsidiary and opened a development center in Mexico. During fiscal 2008, as part of an outsourcing agreement with Philips, our majority- owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips’ operations worldwide. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. For instance, on August 25, 2008, we announced a recommended cash offer of approximately £407.1 million for the issued and to be issued share capital of Axon Group plc, or Axon, a company listed on the London Stock Exchange. On September 26, 2008, the Axon Board informed us of a higher competing offer for Axon and, subsequently, announced the withdrawal of its recommendation of our offer and its intent to unanimously recommend the higher competing offer. After careful consideration, on October 10, 2008, we announced that we would not increase the price of our original offer  and, consequently, on October 20, 2008, Axon announced that it would focus on implementing the competing offer. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire or establish a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired or the established company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made and may in the future make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. For example, in fiscal 2004, we made loss provisions of $2 million related to these investments. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. We benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense to the extent of $172 million, $282 million and $224 million for the six months ended September 30, 2008, fiscal 2008 and fiscal 2007 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The STP tax holiday is available for ten consecutive years. The tax holidays on all facilities under STPs would not be available from fiscal 2011.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. The expiration, modification or termination of any of our tax benefits or holidays including on account of non-extension of the tax holidays relating to STPs in India, would likely increase our effective tax rates significantly, and have a material and adverse effect on our net income.

The Finance Act, 2007, has included income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, is 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next seven years. Although MAT paid by us can be set off against our future income tax liability, our net income and cash flows could be adversely affected.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. The Government of India has in the Finance Bill, 2008, proposed to include services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business. Under this tax, service providers are required to pay a tax of 12% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.

We are subject to a 15% Branch Profit Tax, or BPT, in the United States to the extent that the after-tax net profits of our United States branch during a fiscal year exceeds the increase in the United States branch net assets, the net profits and net assets being calculated in accordance with the Internal Revenue Code. Based on the net profits of our United States branch for fiscal 2008 and the net assets held as of March 31, 2008 and March 31, 2007, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits and we would be liable to pay additional taxes on such deemed distributions, thereby increasing our income tax expenses, and affecting our profits negatively.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, has changed substantially in recent years and may fluctuate substantially in the future, and the weakness of the dollar had a material and adverse effect on our operating results in fiscal 2008 and 2007. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of September 30, 2008, we held foreign exchange forward contracts of $578 million, Euro 14 million and United Kingdom Pound Sterling 18 million. We also held range barrier options of $306 million. The increase in our use of derivative instruments is primarily attributable to our decision to actively hedge our foreign currency exposures given the recent volatility of the Indian rupee against foreign currencies, including the US dollar, the United Kingdom Pound Sterling and the Euro. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks.  Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India recently recommended that India move to increased capital account convertibility over the next five years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During the three months ended September 30, 2008, we derived 29.6% of our revenues in currencies other than the U.S. dollar including 13.3%, 7.2% and 4.4% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. During the three months ended September 30, 2008, these currencies have depreciated significantly against the U.S. dollar, with the United Kingdom Pound Sterling, Euro and the Australian Dollar having depreciated 5.6%, 4.5%, and 8.4%, respectively, on an average, when compared to the three months ended June 30, 2008. Had the currency exchange rates between the U.S. dollar and the aforementioned currencies remained the same during the three months ended September 30, 2008 as during the three months ended June 30, 2008, our revenues would have been higher by $20 million, at $1,236 million as against our reported revenues of $1,216 million.  As such, cross currency fluctuations adversely impacted our reported revenues for the three months ended September 30, 2008, and may adversely impact our reported revenues in future periods.

Additionally, our hedging activities have also contributed to increased losses in recent times given the recent volatility in foreign currency markets.  For example, in the three months ended September 30, 2008, although we gained $22 million as a result of foreign exchange translations, we incurred losses of $50 million on our forward and options contracts during the same period, resulting in a net loss of $28 million related to foreign currency transactions, which had a significant and adverse effect on our profit margin and results of operations.  If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. In addition, every year we undertake a compensation review, and, pursuant to such review, the average salary of our employees has increased significantly on an annual basis. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of July 26, 2008 in Ahmedabad, the attacks of September 13, 2008 in New Delhi and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients or on us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client's location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of September 30, 2008, the majority of our technology professionals in the United States held either H-1B visas (approximately 8,400 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,500 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the US Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the US and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

For instance, in April 2007, the Government of India announced a number of changes in its policies applicable to Special Economic Zones, or SEZs, to provide for, among other things, a cap on the size of land available for SEZs. The Indian Government has also announced its intent to make further changes in the SEZ policies. Some of our software development centers located at Chandigarh, Chennai, Mangalore and Pune currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in thirteen countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Recently, we established a wholly-owned subsidiary, Infosys Technologies S. De RL De CV ("Infosys Mexico"), in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. During fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips’ operations worldwide. We also have a very large workforce spread across our various offices worldwide. As of September 30, 2008, we employed approximately 100,300 employees worldwide, and approximately 16,600 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination, misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues and operating profitability.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to the execution of such a judgment.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are currently no material pending or threatened intellectual property claims against us, infringement claims have been, and may be, asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all

On April 15, 2008, a civil court in Bobigny, France ruled that our use of the name “Infosys” constituted infringement of the trademark, corporate name and trade name “Infosys France” in France and that we could not use the name "Infosys" in France as a trademark, corporate name, trade name and domain name with immediate effect. Although we have appealed against the ruling an adverse final ruling may force us to operate under a different trade name and could adversely affect our operations in France. The ruling in France, or a similar ruling in any jurisdiction in which we operate, could disrupt our ongoing business, distract our management and employees, and affect our future business.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

  if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or
  if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the transaction value does not exceed ten times the acquiring company's previous fiscal year's export earnings.

It is possible that any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.

Historically, our ADSs have traded on NASDAQ at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor’s equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the US Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder's ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of matters to a vote of security holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

The Exhibit Index attached hereto is incorporated by reference to this Item.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2008	Infosys Technologies Limited /s/ S. Gopalakrishnan S. Gopalakrishnan Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Independent Auditor's Report on Review of Unaudited Consolidated Interim Financial Statements
99.2	Unaudited Consolidated U.S. GAAP Financial Statements for six months ended September 2008
31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.